PROVEN RESILIENCY
NORTH AMERICAN
CONSTRUCTION GROUP
EVERYONE GETS HOME SAFE
2021
ANNUAL REPORT

TABLE OF Contents
Financial Highlights 1
Five-Year Trends 2
2021 Business Highlights 3
Letter to Shareholders 4
Vision for 2022 6
Board of Directors and Executive Management 12
Management’s Discussion & Analysis 14
Consolidated Financial Statements 44

FINANCIAL

Highlights

ADJUSTED EBITDA

UP +18%

ADJUSTED EPS

UP +20%

NET DEBT

DOWN 4%

ANNUAL REPORT 2021 1

FINANCIAL
Highlights
ADJUSTED EBITDA
UP +18% ADJUSTED EPS UP +20% NET DEBT DOWN +4% 200 $207m 150 100 50 0 2017 2018 2019 2020 2021 (In millions of Canadian dollars) 2.0 $2.06m 1.5 1.0 0.5 0.0 2017 2018 2019 2020 2021 (In Canadian dollars) 400 $386m 300 200 100 0 2017 2018 2019 2020 2021 (In millions of Canadian dollars)
ANNUAL REPORT 2021 1

FIVE-YEAR
Trends

	2021	2020	2019	2018	2017
Revenue ($m)	**654.1**	498.5	715.1	405.4	288.2
Adjusted EBITDA ($m)	**207.3**	174.3	174.4	101.8	63.1
Gross profit ($m)	**90.4**	92.2	94.3	69.1	39.2
Adjusted EBIT ($m)	**92.7**	81.4	71.0	43.1	17.4
Adjusted EBITDA margin	**25.5%**	29.9%	23.4%	24.7%	21.6%
Gross profit margin	**13.8%**	18.5%	13.2%	17.0%	13.6%
Adjusted return on invested capital	**11.1 %**	10.3%	9.5%	8.0%	4.9%
Total assets ($m)	**869.3**	839.1	793.2	689.6	381.4
Invested capital ($m)	**647.5**	634.3	587.0	514.4	277.1
Net debt ($m)	**369.0**	385.9	406.9	364.7	131.2
Outstanding common shares, excluding treasury shares (m)	**28.5**	29.2	25.8	25.0	25.5
Adjusted EPS ($)	**2.06**	1.73	1.72	1.00	0.31
Cash dividend declared per share ($)	**0.16**	0.16	0.12	0.08	0.08

HITACHI
TEREX

2 NORTH AMERICAN CONSTRUCTION GROUP

FIVE-YEAR
Trends Revenue ($m) Adjusted EBITDA ($m) Gross profit ($m) Adjusted EBIT ($m) Adjusted EBITDA margin Gross profit margin Adjusted return on invested capital Total assets ($m) Invested capital ($m) Net debt ($m) Outstanding common shares, excluding treasury shares (m) Adjusted EPS ($) Cash dividend declared per share ($) 2021 654.1 207.3 90.4 92.7 25.5% 13.8% 11.1% 869.3 647.5 369.0 28.5 2.06 0.16 2020 498.5 174.3 92.2 81.4 29.9% 18.5% 10.3% 839.1 634.3 385.9 29.2 1.73 0.16 2019 715.1 174.4 94.3 71.0 23.4% 13.2% 9.5% 793.2 587.0 406.9 25.8 1.72 0.12 2018 405.4 101.8 69.1 43.1 24.7% 17.0% 8.0% 689.6 514.4 364.7 25.0 1.00 0.08 2017 288.2 63.1 39.2 17.4 21.6% 13.6% 4.9% 381.4 277.1 131.2 25.5 0.31 0.08
2 NORTH AMERICAN CONTRUCTION GROUP

2021 BUSINESS HIGHLIGHTS

•	Seventh consecutive year of our total injury frequency being less than our target of 0.50

•	Established and disclosed sustainability framework with issuance of the inaugural report followed by the second report, the 2022 Sustainability Report, in February 2022

•	Secured highest contractual backlog in NACG history through both existing core businesses as well as diversified longer-term projects

•	Successfully bid & secured the Fargo-Moorhead flood diversion project with two world-class joint venture partners, Acciona S.A. and Shikun & Binui Ltd.

•	Strong execution of earthworks construction and initial site infrastructure at a gold mining project in Northern Ontario by our newly formed joint venture with the Nuna Group of Companies

•	Step-change in equipment rebuild activity with the commencement, completion & sale of ultra-class haul trucks to the Mikisew joint venture

•	Progression of component remanufacturing catalogue and capabilities with a full year of operations proving out the concept and an additional expansion currently underway

•	Acquisition & seamless integration of a vertically integrated supplier, DGI Trading Pty Ltd, for the sourcing & procurement of production-critical equipment components

ANNUAL REPORT 2021 3

LETTER TO
Shareholders
It’s hard to believe that one year has passed since I assumed the CEO role and it’s impossible to not start with the talented and dedicated people at NACG that I am lucky to work alongside. Their skills and efforts, against a tumultuous and unpredictable pandemic headwind, allowed us to achieve not only strong financial results but also impressive and important milestones. We accomplished a great deal in 2021 and annual reports like this provide an opportunity to reflect while also understanding what these accomplishments mean for NACG moving forward. Some accomplishments & records achieved in the year I’d like to highlight for you, my fellow shareholders:

•	Achieved our target of 50% of EBIT being generated from outside the oil sands region, a year earlier than planned, while generating a record level of free cash flow;

•

Released our inaugural sustainability report in 2021 and followed with a second report released at the same time as our 2021 financial results with clear commitment to continuous sustainability improvement;

•	Recorded the largest year ever of Indigenous partnership revenue and jointly invested in rebuilt ultra- class haul trucks with the Mikisew Group of Companies;

•	Completed our second shop expansion on time and on budget and commenced our third since moving into the facility less than four years ago;

•	Effectively ramped up Northern Ontario gold mine project partnership with Nuna and record annual financial performance from Nuna;

•	Project award, financial close and initial commencement completed of the Fargo-Moorhead flood diversion project, our largest ever infrastructure project;

•	Completed the acquisition of DGI Trading with a smooth integration of the business while being restricted from travel to Australia;

•	Lowered risk and improved financial flexibility through issuance of 5.5% convertible debentures and closed the 2020 Normal Course Issuer Bid with the maximum number shares purchased; and lastly

•	In a seemingly fitting fashion given the momentum we have, retained earnings turned positive from the deficit it’s been in since the Company first became public in 2006.

While I am tremendously proud of this team and the 2021 accomplishments, we are in no mood to celebrate. This is because on January 6, 2022, we had an accident when two heavy haul trucks collided while they were both driving up a mine haul ramp. The driver of our heavy haul truck did not survive. The incident remains under investigation with a focus on the actions required to prevent reoccurrence.
This was an exemplary employee. Skilled, experienced, reliable, friendly and the kind of person everyone enjoys working with. Words are not adequate, and it is absolutely gut-wrenching when we know the feeling of loss and grief from a friend or coworker perspective pales in comparison to those experienced by his family. This tragic event will forever change many lives and we are committed to refocus our efforts, support this family as best we can and do everything in our power to ensure it never happens again.
4 NORTH AMERICAN CONTRUCTION GROUP

Our 2022 operational priority is first and foremost to prevent this or any serious injury from reoccurring. The following secondary objectives mean nothing without achieving our first priority, but our operations teams will be focused on:

•	Operational excellence and a smooth equipment fleet ramp up at Fargo, North Dakota;

•	Continuing consistent improvement of equipment utilization;

•	Implementing site efficiencies given our line of sight on longer-term continuous projects;

•	Increasing our maintenance capabilities and external service offerings; and

•	Producing the tangible gains and rewards of our technology projects.

Sincerely,
President & Chief Executive Officer
February 16, 2022

ANNUAL REPORT 2021 5

2022
Vision

SAFETY
SUSTAINABILITY
EXECUTION
DIVERSIFICATION

6 NORTHAMERICAN CONTRUCTION GROUP

2022 Vision
SAFETY SUSTAINABILITY EXECUTION DIVERSIFICATION
6 NORTH AMERICAN CONTRUCTION GROUP

SAFETY
Health, Safety and Environment (HSE) are recognized as an integral part of our core business processes and as such are continuously reviewed for improvement opportunities. We believe that every incident is preventable, and employees are entitled to a safe workplace, while ensuring the protection of the environment.
Our operations are guided by our principle to promote safe, environmentally responsible operations by ensuring that the hazards and environmental impacts associated with our operations and work activities are clearly understood and appropriately managed.
NACG recognizes that to achieve our safety vision, our leaders must create and promote a safe workplace. We believe that this can be achieved through active and visible leadership in the field. Leaders must lead by example, promoting our core values and communicating the importance of health and safety throughout the organization. Visible leadership requires positive interaction with employees, ongoing coaching, and encouragement for positive safety behaviours. Leaders must realize that what they value and how they behave are the primary methods for communicating a positive health and safety message to our employees.
In 2021, we performed better than our Total Recordable Injury Rate (“TRIR”) target, keeping our results under 0.50 for the seventh year in a row. We achieved this by promoting participation and safety excellence at all levels starting with leadership. We worked continuously to improve our safety management system and improve our process including safe work practices for identified risks and hazards found in the work we do.
SAFETY PRINCIPLES

•	Health, safety and environment are recognized as an integral part of our business.

•	Our focus on people and relationships, and our uncompromising commitment to health and safety, allows us to acquire some of the best talent in the industry.

•

We are committed to elevating the standard of excellence in health, safety and environmental protection with continuous improvement along with greater accountability and compliance. Our aim is to have zero incidents.

•	NACG wants to be recognized as a progressive contractor and industry leader. We will continue to set new standards for safety excellence in the heavy construction and mining sector.

ANNUAL REPORT 2021 7

SUSTAINABILITY
Since our inception 69 years ago, NACG has touted an ingrained safe and low-cost provider culture. We believe this culture is key to our business success. We also believe that adopting a strong culture of sustainability, one that balances environmental, social and economic performance, is imperative to long-term success as an industry leader. We have the internal skill sets, individual and corporate desire, and functional ability to operate sustainably in each and every role within our company. Just as cost-consciousness and safe practices are not solely the responsibility of our finance and safety teams, sustainability is the responsibility of every employee. Over the coming years, we will look to further advance our sustainability goals by formally implementing systems and processes that align with our values and meet the needs of our customers, partners and key stakeholders.
As part of this objective, we released our 2022 Sustainability Report at the same time as our 2021 financial results. This second annual report provides a structured framework for environmental, social, and governance initiatives moving forward. We plan to continue to issue future reports around this time each year which will allow stakeholders to measure progress in a variety of business areas with increasing rigor and metrics. The 2022 Sustainability Report is available on the Company’s website at www.nacg.ca/social-responsibility.
8    NORTH AMERICAN CONTRUCTION GROUP

COMMITTED TARGETS

1	DIVERSITY

We recognize the importance of having a diverse organization, and that starts at the top. Therefore, we have committed to 30% gender diversity on both the Board of Directors and amongst our senior leadership group.

2	EMISSIONS REDUCTION

Our scope 1 emissions are derived from combustion of diesel from our off-road heavy equipment fleet. We’ve committed to reduce our scope 1 emissions intensity by 10% by 2025 and 20% by 2028.

3	TOTAL RECORDABLE INJURY RATE OF 0.5 OR LESS

We believe all workplace incidents are preventable and will continue to strive for ongoing safety excellence through building on process and culture. A longstanding core goal of NACG, TRIR will continue to be used as one of our benchmarks to measure our safety performance. TRIR is an industry and nationally recognized standard safety metric and will keep the Company in line with our clients.

ANNUAL REPORT 20219

EXECUTION
Operational excellence is the key to achieving expected margins & shareholder returns. We fully intend to further enhance our reputation for operational excellence as improving site conditions result in the return of long-held operating routines. We will continue to build on our industry leading fleet maintenance strategy to maximize fleet availability and utilization by leveraging our reliability programs, management systems and expertise. We will leverage technological improvements and innovation to improve our operating efficiency, cost structure and component lives.
OPERATIONAL PRIORITIES FOR 2022 1 Commitment to refocus safety efforts & prevent serious injuries 2 Maximize operating utilization of our heavy equipment fleet 3 Staff, plan, procure & mobilize for successful Fargo-Moorhead earthworks commencement in the spring & summer 4 Implement various site efficiencies given stability and predictability of longer-term continuous projects 5 Increase both external service offerings as well as equipment rebuild capacity 6 Complete component remanufacturing facility expansion and continue to improve capabilities 7 Enhance application of new technologies (telematics project) and ensure success of projects to reduce emissions (auto shut- off, no-burn idle, hydrogen, hybrid equipment)
10    NORTH AMERICAN CONTRUCTION GROUP

DIVERSIFICATION
A key focus of 2022 will remain diversification – by customer, resource, and geography.
Revenue diversity: We intend to leverage strategic partnerships, our equipment and expertise, and our recent investment in Nuna to secure heavy or light civil construction contracts for major resource or infrastructure projects across Canada. Our current active bid pipeline has over $3.0 billion worth of projects being engineered and estimated.
Service expansion: We intend to increase diversity by marketing our industry leading expertise in heavy equipment maintenance services. We intend to continue developing partnerships with parts and component rebuild companies that complement our maintenance service strategy, and we intend to leverage our purpose designed and built state-of-the-art maintenance facility, which is capable of handling the largest of our customers’ equipment assets to grow this service offering over the coming years.
What Organic Diversification means to us

“Leveraging our existing capabilities and competitive advantages to win diversified work”

What we have to achieve this goal

•	Well established Indigenous partnerships

•	Large capacity facilities in Acheson, Alberta ready to maintain & rebuild equipment

•	Mobile heavy equipment fleet ready for service

•	Ability to remanufacture equipment components on a low-cost zero-hour basis

•	World-class ERP system & proven processes available for deployment to remote regions

2021 Diversification Target Exeeded
Diversified Adjusted EBIT1,2
2019 Actual 26% 2020 Actual 35% 2021 Target 45% 2021 Actual 50%
1 See 2020 Annual Report for Non-GAAP Financial Measures
2 Adjusted EBIT profile targets exclude potential acquisitions
Diversified EBIT
ANNUAL REPORT 2021 11

BOARD OF Directors
Martin Ferron Chair of the Board Director Since: June 7, 2012 Joe Lambert Director Since: January 1, 2021 Ron McIntosh Director Since: May 20, 2004
Bryan Pinney Lead Director & Chairman of Audit Director Since: May 13, 2015 John Pollesel Director Since: November 23, 2017 Maryse Saint-Laurent Director Since: August 8, 2019
Thomas Stan Chairman of Compensation Director Since: July 14, 2016 Kristina Williams Director Since: August 8, 2019
12    NORTH AMERICAN CONTRUCTION GROUP

EXECUTIVE Management
Joe Lambert President & Chief Executive Officer
Jason Veenstra Executive Vice President & Chief Financial Officer
Barry Palmer Chief Operating Officer
Jordan Slator Vice President & General Counsel
David Kallay Vice President, Health, Safety, Environment and Human Resources
ANNUAL REPORT 2021 13

Management’s Discussion and Analysis

For the year ended December 31, 2021

February 16, 2022

The following Management’s Discussion and Analysis (“MD&A”) is as of December 31, 2021 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021 and notes that follow. These statements have been prepared in accordance with United States (“US”) generally accepted accounting principles (“GAAP”). Except where otherwise specifically indicated, all summary information contained in this MD&A has also been prepared in accordance with GAAP and all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form (“AIF”), are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company website at www.nacg.ca.

Our MD&A presents non-GAAP financial measures, non-GAAP ratios, and supplementary financial measures that provide useful financial information to our investors to better understand our performance. A “non-GAAP financial measure” is a financial measure that depicts historical or future financial performance, financial position or cash flows, but excludes amounts included in, or includes amounts excluded from, the most directly comparable GAAP measure. A “non-GAAP ratio” is a ratio, fraction, percentage or similar expression that has a non-GAAP financial measure as one or more of its components. Non-GAAP financial measures and ratios do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. A “supplementary financial measure” is a financial measure disclosed, or intended to be disclosed, on a periodic basis to depict historical or future financial performance, financial position or cash flows that does not fall within the definition of a non-GAAP financial measure or non-GAAP ratio. In our MD&A, we use non-GAAP financial measures and ratios such as “adjusted EPS”, “adjusted net earnings”, “total combined revenue”, “adjusted EBIT”, “adjusted EBITDA”, “adjusted EBITDA margin”, “backlog”, “capital additions”, “capital expenditures, net”, “capital inventory”, “capital work in progress”, “cash provided by operating activities prior to change in working capital”, “equity investment depreciation and amortization”, “equity investment EBIT”, “free cash flow”, “gross profit”, “growth capital”, “invested capital”, “net debt”, “senior debt”, “sustaining capital” and “total debt”. We also use supplementary financial measures such as “gross profit margin” in our MD&A. We provide tables in this document that reconcile non-GAAP and capital management measures used to GAAP measures reported on the face of the consolidated financial statements. A summary of our financial measures is included below under the heading “Financial Measures”.

14	NORTH AMERICAN CONSTRUCTION GROUP

OVERALL PERFORMANCE

(Expressed in thousands of Canadian Dollars, except per share amounts)	Year ended December 31,

	2021	2020(iii)	Change

Revenue	$ 654,143	$ 498,468	$ 155,675

Total combined revenue(i)	812,226	583,463	228,763

Gross profit	90,417	92,218	(1,801)

Gross profit margin	13.8%	18.5%	(4.7)%

Operating income	55,128	67,122	(11,994)

Adjusted EBITDA(i)	207,333	174,336	32,997

Adjusted EBITDA margin(ii)	25.5%	29.9%	(4.4)%

Net income and comprehensive income available to shareholders	51,410	49,208	2,202

Adjusted net earnings(i)	58,243	48,746	9,497

Cash provided by operating activities	165,180	146,550	18,630

Cash provided by operating activities prior to change in working capital	164,509	149,943	14,566

Free cash flow(i)	67,232	43,506	23,726

Purchase of PPE	112,563	117,069	(4,506)

Sustaining capital additions(i)	102,183	98,650	3,533

Growth capital additions(i)	6,795	37,665	(30,870)

Basic net income per share	$1.81	$1.75	$0.06

Adjusted EPS(i)	$2.06	$1.73	$0.33

(i)See “Non-GAAP Financial Measures”.

(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See “Accounting Estimates, Pronouncement and Measures”.

Revenue of $654.1 million represents a $155.7 million (or 31.2%) increase from the full year of 2020 reflecting the improved operating conditions, particularly the quarter-over-quarter improvements when comparing to Q2 and Q3 of 2020. The primary drivers of this significant increase were the step change in demand for mine support work equipment rentals at the Kearl mine and the re-mobilized equipment fleet at the Fort Hills mine. Our diversification efforts continue to drive positive changes as the July 1, 2021 acquisition of DGI (Aust) Trading Pty Ltd. (“DGI”) provided a half year of revenue on target due to a seamless transition and strong global demand for heavy equipment parts and components. Lastly, our external maintenance program completed various projects during second half of 2021 and is growing with increased capacity from recent facility expansions.

Starting in Q3 2021, we began disclosing combined revenue to more thoroughly reflect the growing contribution from the investments we have in partnerships and joint ventures. Our intention is for reported revenue to reflect our wholly-owned entities with remaining interests being accounted for in equity earnings. We are confident that this will improve understanding for the readers of our financial reports.

Combined revenue of $812.2 million in 2021 represents a $228.8 million (or 39.2%) year-over-year increase. Our share of revenue generated in 2021 by joint ventures and affiliates was $158.1 million compared to $85.0 million in 2020 (an increase of 86.0%). Nuna Group of Companies achieved outstanding top-line performance during the year driven by the full year activity at the gold mine in Northern Ontario. In addition to Nuna, our share of revenue was bolstered by the various joint venture initiatives which are all gaining momentum: i) the investments being made by the Mikisew North American Limited Partnership in ultra-class haul trucks, ii) the consistent progress being made in the component rebuild programs managed and performed by the Brake Supply North American joint venture, and lastly iii) the newly formed joint ventures dedicated to the Fargo-Moorhead flood diversion project. The Fargo-Moorhead project secured financing and achieved the formal financial close milestone in the quarter which provided the ability to recognize income in 2021. Costs incurred to year-end were primarily related to the hiring of staff and initial set-up of certain facilities, equipment and processes in Fargo, North Dakota.

For the full year 2021, gross profit was $90.4 million, or 13.8% of revenue, down from $92.2 million and down from 18.5% of revenue in the previous year. For the entirety of 2021, persistent increases in operating costs from employee

MANAGEMENT’S DISCUSSION AND ANALYSIS	15

absenteeism and the costs associated with pandemic risk mitigation measures in place at the mine sites remained very prevalent. At the same time the favourable impacts of the federal Canada Emergency Wage Subsidy (“CEWS”) program subsided. Equipment maintenance costs and the complex, challenging working conditions at the Millennium mine also hampered margins in 2021. Partial offsets to these factors were the acquisition of DGI, which yielded higher margins on component and parts sales, as well as the contributions from operations support contracts at coal mines in Texas and Wyoming. Included in the gross profit margin for the year was depreciation of $108.0 million, or 16.5% of revenue, which is an increase from our prior year expense of $88.8 million but a decrease from our prior year rate of 17.8% as more productive operating hours generated higher revenue.

General and administrative expenses (excluding stock-based compensation) were $23.8 million, or 3.6% of revenue, compared to $22.5 million, or 4.5% of revenue. The decrease as a percentage of revenue reflects higher year-over-year revenue while gross costs increased as a result of the acquisition of DGI in Q3 2021, generally higher business activity levels and lower CEWS amounts received in the current year.

In managing the challenges of recovering from a global pandemic, adjusted EBITDA of $207.3 million represents a 18.9% increase from the prior year result of $174.3 million and reflects the recovery in demand that was experienced during 2021. Adjusted EBITDA margin of 25.5% illustrates solid operating performance across all our various diversified work sites. Regional isolation protocols, vaccination requirements and the decreased CEWS program in 2021 contributed to the year-over-year decrease in margin but were mitigated through effective change management and our disciplined approach to site performance. The margin was impacted by increased equipment maintenance activities, particularly at the Millennium mine, to ensure our fleet is operating at full capacity heading into the remainder of the 2021/2022 winter season. Offsetting these decreases were the particularly strong operating performances of the Aurora and Fort Hills mines and, as mentioned above, the strong diversified margin profile from parts and component sales by DGI.

Net interest expense was $19.0 million for the year including approximately $1.1 million of non-cash interest. Our average cash cost of debt for the year was 4.3% and was primarily driven by the rates paid on our Credit Facility as well as the competitive interest rates related to secured equipment financing. Adjusted EPS of $2.06 on adjusted net earnings of $58.2 million is 19.1% up from the prior year figure of $1.73 and is consistent with the percentage increase of adjusted EBITDA as depreciation, tax and interest generally tracked consistently with the prior year. Weighted-average common shares outstanding for the full years of 2021 and 2020 were 28.3 million and 28.2 million, respectively.

Free cash flow of $67.2 million is the culmination of adjusted EBITDA of $207.3 million, mentioned above, less sustaining capital additions of $102.2 million and cash interest paid during the year of $17.0 million. Changes in routine working capital balances were minimal for the year with the remaining two drivers for free cash flow generation being i) the timing impacts of capital work in process and capital inventory which required initial cash investment as we build our maintenance and component rebuild capabilities and ii) joint venture activity which required working capital support over full year of 2021.

Impact of and Response to COVID-19

During 2021, the global COVID-19 pandemic continued to impact operations albeit to a much lesser degree than 2020. As with many of our peers in North America, mid-2021 marked a noticeable and positive change with regards to the pandemic as vaccination rates lowered severe outcomes and hospitalizations, which in turn had the effect of lowering site operational restrictions we had been subject to. The Fort McMurray region experienced a difficult third wave with their highest case counts being recorded during that time and a correlating impact on workforce availability in April and May 2021.

Since the onset in mid-March 2020, we have been aggressive with measures to protect our employees, customers and our Company. We have worked collaboratively with mine and work sites owners throughout North America as they tightened site access and made decisions based on their specific and unique circumstances. We provided essential services to these sites where allowed, and have been able to carry-on operations through the adoption of enhanced safety and health monitoring protocols.

The safety of our employees is paramount. We believe that every employee is entitled to a safe workplace and the strict safety policies that put worker health and safety first, were in place prior to this outbreak. Our legacy commitment to safety has been challenged during this pandemic and we are embracing this challenge by implementing procedures and practices to keep our employees safe. These actions not only keep our employees safe, but also their families and friends, as well as our broader provincial, national and global communities.

16	NORTH AMERICAN CONSTRUCTION GROUP

FINANCIAL HIGHLIGHTS

Five year financial performance

	Year ended December 31,

(dollars in thousands except ratios and per share amounts)	2021	2020(iii)	2019(iii)	2018(iii)	2017(iii)

Operating Data

Revenue	$654,143	$498,468	$715,110	$405,384	$288,247

Gross profit	90,417	92,218	94,338	69,081	39,247

Gross profit margin	13.8%	18.5%	13.2%	17.0%	13.6%

Operating income	55,128	67,122	57,131	30,218	13,783

Adjusted EBIT(i)	92,661	81,418	70,962	43,072	17,429

Adjusted EBITDA(i)	207,333	174,336	174,379	101,834	63,082

Adjusted EBITDA margin(ii)	25.5%	29.9%	23.4%	24.7%	21.6%

Comprehensive income	51,410	49,208	36,878	15,286	5,264

Adjusted net earnings(i)	58,243	48,746	43,721	24,875	8,197

Per share information

Basic net income per share	$1.81	$1.75	$1.45	$0.61	$0.20

Diluted net income per share	$1.64	$1.60	$1.23	$0.54	$0.18

Adjusted EPS(i)	$2.06	$1.73	$1.72	$1.00	$0.31

Balance Sheet Data

Total assets	$869,278	$839,063	$793,152	$689,554	$381,409

Current portion of financial lease obligations and long-term debt	44,728	43,158	47,680	62,136	28,898

Non-current portion of financial lease obligations and long-term debt	340,898	386,169	364,412	322,006	109,623

Total debt(i)	385,626	429,327	412,092	384,142	138,521

Cash	(16,601)	(43,447)	(5,208)	(19,450)	(7,291)

Net debt(i)	369,025	385,880	406,884	364,692	131,230

Total shareholders’ equity	278,463	248,443	180,119	149,721	145,924

Invested capital(i)	$647,488	$634,323	$587,003	$514,413	$277,154

Outstanding common shares, excluding treasury shares	28,458,115	29,166,630	25,777,445	25,004,205	25,452,224

Cash dividend declared per share	0.16	0.16	0.12	0.08	0.08

(i)See “Non-GAAP Financial Measures”

(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See “Accounting Estimates, Pronouncements and Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS	17

Summary of net income

	Three months ended December 31,		Year ended December 31,

(dollars in thousands, except per share amounts)	2021	2020(iii)	2021	2020(iii)

Revenue	$181,001	$136,076	$654,143	$498,468

Project costs	68,077	39,552	223,537	140,341

Equipment costs	60,810	47,708	232,173	177,127

Depreciation	29,050	26,248	108,016	88,782

Gross profit	$23,064	$22,568	$90,417	$92,218

Gross profit margin	12.7%	16.6%	13.8%	18.5%

General and administrative expenses (excluding stock based compensation)	3,694	6,268	23,768	22,493

Stock-based compensation expense	1,643	4,839	11,606	1,944

Operating income	17,464	11,439	55,128	67,122

Interest expense, net	5,250	4,435	19,032	18,656

Net income	15,308	10,044	51,408	49,208

Adjusted EBITDA(i)	56,285	45,192	207,333	174,336

Adjusted EBITDA margin(ii)	24.0%	26.6%	25.5%	29.9%

Per share information

Basic net income per share	$0.54	$0.34	$1.81	$1.75

Diluted net income per share	$0.48	$0.32	$1.64	$1.60

Adjusted EPS(i)	$0.59	$0.36	$2.06	$1.73

(i)See “Non-GAAP Financial Measures”.

(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See “Accounting Estimates, Pronouncements and Measures”.

Reconciliation of total reported revenue to total combined revenue

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2021	2020(ii)	2021	2020(ii)

Revenue from wholly-owned entities per financial statements	181,001	136,076	654,143	498,468

Share of revenue from investments in affiliates and joint ventures	108,291	48,194	332,440	159,054

Adjustment for joint ventures	(54,394)	(14,293)	(174,357)	(74,059)

Total combined revenue(i)	$234,898	$169,977	$812,226	$583,463

(i)See “Non-GAAP Financial Measures”

(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See “Accounting Estimates, Pronouncements and Measures”.

18	NORTH AMERICAN CONSTRUCTION GROUP

Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2021	2020(iii)	2021	2020(iii)

Net income	$15,308	$10,044	$51,408	$49,208

Adjustments:

Loss (gain) on disposal of property, plant and equipment	263	22	(85)	659

Stock-based compensation expense	1,643	4,839	11,606	1,944

Net realized and unrealized gain on derivative financial instruments	—	(3,429)	(2,737)	(4,266)

Write-down on asset held for sale	—	—	700	1,800

Tax effect of the above items	(438)	(1,118)	(2,649)	(599)

Adjusted net earnings(i)	$16,776	$10,358	$58,243	$48,746

Adjustments:

Tax effect of the above items	438	1,118	2,649	599

Interest expense, net	5,250	4,435	19,032	18,656

Income tax expense	2,487	319	9,285	11,264

Equity loss (earnings) in affiliates and joint ventures(i)	(5,581)	70	(21,860)	(7,740)

Equity investment EBIT(i)	5,768	1,284	25,312	9,893

Adjusted EBIT(i)	$25,138	$17,584	$92,661	$81,418

Adjustments:

Depreciation and amortization	29,242	26,292	108,333	89,309

Write-down on asset held for sale	—	—	(700)	(1,800)

Equity investment depreciation and amortization(i)	1,905	1,316	7,039	5,409

Adjusted EBITDA(i)	$56,285	$45,192	$207,333	$174,336

Adjusted EBITDA margin(ii)	24.0%	26.6%	25.5%	29.9%

(i)See “Non-GAAP Financial Measures”.

(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See “Accounting Estimates, Pronouncements and Measures”.

Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2021	2020(ii)	2021	2020(ii)

Equity (earnings) loss in affiliates and joint ventures	$5,581	$(70)	$21,860	$7,740

Adjustments:

Interest expense, net	(73)	149	168	376

Income tax expense	294	1,125	3,204	1,374

Gain on disposal of property, plant and equipment	(34)	80	80	403

Equity investment EBIT(i)	$5,768	$1,284	$25,312	$9,893

(i)See “Non-GAAP Financial Measures”

(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See “Accounting Estimates, Pronouncements and Measures”.

Analysis of three months and year ended December 31, 2021 results

Revenue

For the three months ended December 31, 2021, revenue was $181.0 million, up from $136.1 million in the same period last year. The majority of this quarter-over-quarter positive variance was generated by the equipment fleet at the Fort Hills mine which was remobilized in the third quarter of 2021. Additionally, the demand for mine support work and equipment rental support at the Kearl mine was stronger than the prior quarter. Lastly, the completion of three haul truck rebuilds by our external maintenance program and the acquisition of the Australian component supplier DGI bolstered revenue in Q4 2021.

For the year ended December 31, 2021, revenue was $654.1 million, up from $498.5 million for the year ended December 31, 2020. The increase of 31.2% reflects the fourth quarter increases mentioned above combined with a strong demand for equipment rental support and overburden removal activities at the Millennium mine and an expanded winter reclamation program at the Aurora mine. The completion of the overburden and ditch construction work at the Kearl mine also positively impacted revenue in the year.

MANAGEMENT’S DISCUSSION AND ANALYSIS	19

Gross profit

For the three months ended December 31, 2021, gross profit was $23.1 million or 12.7% of revenue, up from a gross profit of $22.6 million, but down from a 16.6% gross margin in the same period last year. The improvement in gross profit in the current period was driven by the variety of increases in demand mentioned above. The gross profit margin variance quarter-over-quarter was impacted by increased equipment maintenance activities, primarily at the Millennium mine, as we performed the required maintenance services to ensure the fleet is operating at full capacity for the large demand of work for the remainder of the important winter season. Furthermore, CEWS impacted the variance as it was a significant program in place in the prior quarter. Offsetting these decreases was the strong operational execution of the scopes of work at the Aurora and Fort Hills mines and the diversified margin profile from component and parts sales by DGI.

There are no amounts related to CEWS receipts included in the three months ended December 31, 2021. Included in the three months ended December 31, 2020 was $6.5 million of which $6.0 million is included in gross profit.

For the year ended December 31, 2021, gross profit was $90.4 million, or 13.8% of revenue, down from $92.2 million and 18.5% of revenue in the previous year. The gross profit margin impacts experienced in the fourth quarter discussed above were largely experienced throughout the year. Increases in operating costs from employee absenteeism and the costs associated with risk mitigation measures in place at the mine sites remained very prevalent throughout 2021 as the impact of the CEWS program subsided. Equipment maintenance costs and the complex working conditions at the Millennium mine hampered margins at that site. Partially offsetting these full year factors were the consistent operating efficiency on the reclamation scope at the Aurora mine and the strong performance of the newly awarded scopes at the Fort Hills mine. Our operations support services at the two coal mines in the U.S. also positively impacted margin given the nature of those mine management contracts.

For the year ended December 31, 2021, results include $13.2 million related to CEWS receipts of which $12.5 million is included in gross profit. In the same period last year, results include $28.0 million of which $25.2 million is included in gross profit.

For the three months ended December 31, 2021, depreciation was $29.1 million, or 16.0% of revenue, up from $26.2 million (or 19.3% of revenue) in the same period last year. Depreciation for the year ended December 31, 2021 was $108.0 million, (16.5% of revenue), up from $88.8 million (17.8% of revenue) for the year ended December 31, 2020. The increases in gross depreciation are the result of higher operating equipment hours utilization by the fleet in 2021. The depreciation percentages in 2021 were lower than the comparable periods in 2020 due to more effective and productive use of the fleet when compared to the inefficiencies experienced especially in Q2 and Q3 of 2020. Furthermore, an increase in the use of rental equipment in 2021 when compared to 2020 was a noticeable factor in the reduction of depreciation as a percentage of revenue.

Operating income

For the three months ended December 31, 2021, operating income was $17.5 million, compared to operating income of $11.4 million during the same period last year. G&A expense excluding stock-based compensation expense was $3.7 million, or 2.0% of revenue for the three months ended December 31, 2021, down from $6.3 million, or 4.6% of revenue in the same period last year. The decrease in the current period expense compared to prior year was due to recognition of reimbursable bid costs received in excess of amounts capitalized, offset by the acquisition of DGI in Q3 2021 as well as higher CEWS receipts in the prior year. For the three months ended December 31, 2021, there are no amounts related to the CEWS program as a reduction in general and administrative expenses compared to $0.5 million received in the previous period.

For the year ended December 31, 2021, operating income was $55.1 million, down from $67.1 million for the year ended December 31, 2020. G&A expense, excluding stock-based compensation expense was $23.8 million for the year ended December 31, 2021, or 3.6% of revenue, up from the $22.5 million, and down from 4.5% of revenue, recorded in the year ended December 31, 2020. The year-over-year gross increase was due to the acquisition of DGI in Q3 2021, generally higher business activity levels and lower CEWS receipts received in the current year. For the year ended December 31, 2021, we received $0.8 million from the CEWS program as a reduction in general and administrative expenses compared to $2.9 million received in the previous year.

20	NORTH AMERICAN CONSTRUCTION GROUP

For the three months and year ended December 31, 2021, stock-based compensation was $1.6 million and $11.6 million, respectively. For the three months and year ended December 31, 2020, stock- based compensation was $4.8 million and $1.9 million, respectively. The year-over-year change is primarily due to the impact of the fluctuating share price on the carrying value of our liability classified award plans.

Non-operating income and expense

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2021	2020(i)	2021	2020(i)

Interest expense

Credit Facility	$1,527	$2,054	$6,559	$8,189

Convertible debentures	1,733	691	5,148	3,299

Finance lease obligations	480	687	2,260	3,176

Mortgages	622	246	1,350	999

Promissory notes	126	115	450	664

Financing obligations	366	402	1,562	1,265

Amortization of deferred financing costs	312	204	1,064	1,091

Other interest expense	88	154	701	154

Interest expense	$5,254	$4,553	$19,094	$18,837

Other interest expense (income)	(4)	(118)	(62)	(181)

Total interest expense	$5,250	$4,435	$19,032	$18,656

Equity loss (earnings) in affiliates and joint ventures	(5,581)	70	(21,860)	(7,740)

Net realized and unrealized gain on derivative financial instruments	—	(3,429)	(2,737)	(4,266)

Income tax expense	2,487	319	9,285	11,264

(i)	The prior year amounts are adjusted to reflect a change in accounting policy. See “Accounting Estimates, Pronouncements and Measures”.

Total interest expense was $5.3 million during the three months ended December 31, 2021, up from $4.4 million in the same period last year. In the year ended December 31, 2021, total interest expense was $19.0 million, up from the $18.7 million in the year ended December 31, 2020. The increase in interest expense in both periods can be primarily attributed to the addition of 5.50% convertible debentures which was not fully offset by the decrease in interest related to our Credit Agreement (“the Credit Facility”).

Cash related interest expense for the three months ended December 31, 2021, calculated as interest expense excluding amortization of deferred financing costs of $0.3 million, was $4.9 million and represents an average cost of debt of 4.7% when factoring in the Credit Facility balances during the quarter (compared to 4.2% for the three months ended December 31, 2020). Cash related interest expense for the year ended December 31, 2021, excluding deferred financing cost of amortization of $1.1 million, was $18.0 million and represents an average cost of debt of 4.3% (compared to 4.1% for the year ended December 31, 2020).

Equity earnings in affiliates and joint ventures was $5.6 million for the three months ended December 31, 2021, up from a loss of $0.1 million in the same period last year. In the year ended December 31, 2021 equity earnings in affiliates and joint ventures was $21.9 million up from the $7.7 million in the year ended December 31, 2020. Nuna Group of Companies achieved outstanding operational performance during the year driven by the full year activity at the gold mine in Northern Ontario. In addition to Nuna, equity earnings was bolstered by the various joint venture initiatives which are all gaining momentum: i) the investments being made by the Mikisew North American Limited Partnership in ultra-class haul trucks, ii) the consistent progress being made in the component rebuild programs managed and performed by the Brake Supply North American joint venture, and lastly iii) the newly formed joint ventures dedicated to the Fargo-Moorhead flood diversion project. The Fargo-Moorhead project secured financing and achieved the formal financial close milestone in the quarter which provided the ability to recognize income in 2021. Costs incurred to year-end were primarily related to the hiring of staff and initial set-up of certain facilities, equipment and processes in Fargo, North Dakota.

For the year ended December 31, 2021, we realized a gain of $7.1 million (unrealized gain at December 31, 2020 of $4.3 million) on the swap agreement related to the 5.50% convertible debentures that were issued in 2017 and redeemed through issuance of 4,583,655 common shares in April 2020. This swap agreement was completed on September 30, 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS	21

We recorded income tax expense of $2.5 million and $9.3 million, respectively, during the three months and year ended December 31, 2021, an increase from the $0.8 million and a decrease from the $11.3 million deferred income tax expense recorded in the respective prior year periods. The current quarter income tax expense was higher than Q4 2020 due to higher earnings. The current year income tax expense approximates our combined effective corporate tax rate of 23%.

A reconciliation of basic net income per share to adjusted EPS is as follows:

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2021	2020	2021	2020

Net income	$15,308	$10,044	$51,408	$49,208

Interest from convertible debentures (after tax)	1,480	597	4,410	2,370

Diluted net income available to common shareholders	$16,788	$10,641	$55,818	$51,578

Adjusted net earnings(i)	$16,776	$10,358	$58,243	$48,746

Weighted-average number of common shares	28,455,992	29,157,143	28,325,489	28,165,130

Weighted-average number of diluted shares	35,140,822	33,180,912	33,946,957	32,300,824

Basic net income per share	$0.54	$0.34	$1.81	$1.75

Diluted net income per share	$0.48	$0.32	$1.64	$1.60

Adjusted EPS(i)	$0.59	$0.36	$2.06	$1.73

(i)See “Non-GAAP Financial Measures”.

Summary of consolidated quarterly results

A number of factors contribute to variations in our quarterly financial results between periods, including:

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	the timing of resolution for claims and unsigned change-orders;

•	the timing of “mark-to-market” expenses related to the effect of a change in our share price on stock-based compensation plan liabilities; and

•	the level of borrowing under our convertible debentures, Credit Facility and finance leases and the corresponding interest expense recorded against the outstanding balance of each.

22	NORTH AMERICAN CONSTRUCTION GROUP

The table, below, summarizes our consolidated results for the eight preceding quarters:

(dollars in millions, except per share amounts)	Q4 2021	Q3 2021(iv)	Q2 2021(iv)	Q1 2021(iv)	Q4 2020(iv)	Q3 2020(iv)	Q2 2020(iv)	Q1 2020(iv)

Revenue	$181.0	$166.0	$139.3	$167.8	$136.1	$93.6	$70.6	$198.3

Gross profit	23.1	21.7	14.5	31.2	22.6	14.8	20.7	34.1

Adjusted EBITDA(i)	56.3	47.5	42.4	61.1	45.2	37.1	32.1	59.9

Net income	15.3	14.0	2.7	19.4	10.0	6.8	13.3	19.0

Basic income per share(ii)	$0.54	$0.49	$0.10	$0.68	$0.34	$0.23	$0.46	$0.74

Diluted income per share(ii)	$0.48	$0.44	$0.09	$0.62	$0.32	$0.22	$0.42	$0.67

Adjusted EPS(i)(ii)	$0.59	$0.50	$0.32	$0.65	$0.36	$0.26	$0.45	$0.70

Cash dividend per share(iii)	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04	$0.04

(i)See “Non-GAAP Financial Measures”.

(ii)Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.

(iii)The timing of payment of the cash dividend per share may differ from the dividend declaration date.

(iv)The prior year amounts are adjusted to reflect a change in accounting policy. See “Accounting Estimates, Pronouncements and Measures”.

All other events being equal, oil sands mine support revenue during the December to March time period of each year is traditionally highest as ground conditions are most favorable for work requiring frozen ground access. Delays in the start of the winter freeze required to perform this type of work or an abnormal thaw period during the winter months will reduce overall revenues or have an adverse effect on project performance in the winter period. Extreme winter weather conditions, where temperatures dip below minus 30 degrees Celsius, can have an adverse effect on revenue due to lower equipment performance and reliability.

We generally experience a seasonal decline in our oil sands mine site support revenue, such as reclamation and muskeg removal services, during the three months ended June 30 of each year as weather conditions make performance of this heavy equipment intensive work difficult during this period. The oil sands mine support activity levels decline when frost leaves the ground and access to excavation and dumping areas, as well as associated roads, are rendered temporarily incapable of supporting the weight of heavy equipment. The duration of this period, which can vary considerably from year-to-year, is referred to as “spring breakup” and has a direct impact on our mine support activity levels.

Mine support activities for resource mines outside the oil sands typically are at their peak during the May to October time period, contrary to the seasonality of an oil sands mine that relies on the cold winter season for effective material movement.

Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.

LIQUIDITY AND CAPITAL RESOURCES

Summary of consolidated financial position

As at December 31, 2021, our total liquidity was $197.7 million, comprised of $16.6 million in cash and $181.1 million of unused borrowing availability on the Credit Facility. This is compared to our total liquidity of $148.0 million at December 31, 2020, comprised of $43.9 million cash, and $104.1 million available and unused Credit Facility borrowings. Our liquidity is complemented by available borrowings through our equipment leasing partners. Under the terms of our Credit Facility, our finance lease borrowing is limited to $150.0 million. As at December 31, 2021, we had $28.6 million in unused finance lease borrowing availability under our Credit Facility, compared to $29.6 million at December 31, 2020. Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint ventures that we guarantee. There are no restrictions within the terms of our Credit Facility relating to the use of operating leases. As at December 31, 2021, our total available capital liquidity was $226.3 million, comprised of total liquidity plus unused finance lease borrowing availability under our Credit Facility compared to $177.6 million at December 31, 2020.

MANAGEMENT’S DISCUSSION AND ANALYSIS	23

A reconciliation of long-term debt to senior, total and net debt is as follows:

(dollars in thousands)	December 31, 2021	December 31, 2020(iii)	Change

Cash	$16,601	$43,447	$(26,846)

Working capital assets

Accounts receivable	$68,787	$36,231	$32,556

Contract assets	9,759	7,008	2,751

Inventories	44,544	19,151	25,393

Contract costs	2,673	1,969	704

Prepaid expenses and deposits	6,828	4,977	1,851

Working capital liabilities

Accounts payable	(76,251)	(41,428)	(34,823)

Accrued liabilities	(33,389)	(19,382)	(14,007)

Contract liabilities	(3,349)	(1,512)	(1,837)

Total net working capital (excluding cash)	$19,602	$7,014	$12,588

Property, plant and equipment	640,950	632,210	8,740

Total assets	869,278	839,063	30,215

Finance lease obligations(i)	54,721	69,472	(14,751)

Credit Facility(i)	110,000	220,000	(110,000)

Promissory notes(i)	13,210	12,726	484

Financing obligations(i)	47,945	50,923	(2,978)

Senior debt(ii)	$225,876	$353,121	$(127,245)

Convertible debentures(i)	129,750	55,000	74,750

Mortgage(i)	30,000	21,206	8,794

Total debt(ii)	$385,626	$429,327	$(43,701)

Cash	(16,601)	(43,447)	(26,846)

Net debt(ii)	$369,025	$385,880	$(16,855)

Total shareholders’ equity	278,463	248,443	30,020

Invested capital(ii)	$647,488	$634,323	$13,165

(i)	Includes current portion.
(ii)	See “Non-GAAP Financial Measures”.
(iii)	The prior year amounts are adjusted to reflect a change in accounting policy. See “Accounting Estimates, Pronouncements and Measures”.

As at December 31, 2021, we had $1.4 million in trade receivables that were more than 30 days past due, compared to $0.2 million as at December 31, 2020. As at December 31, 2021 and December 31, 2020, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of past due trade receivables. We continue to monitor the credit worthiness of our customers.

Our current working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a “holdback”. Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract, usually 45 days after completion of the work. However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion. As at December 31, 2021, holdbacks totaled $0.4 million, up from the $0.1 million balance as at December 31, 2020.

The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from higher accounts receivable and unbilled revenue balances in the early phases of such projects.

24	NORTH AMERICAN CONSTRUCTION GROUP

Capital resources

Our capital resources consist primarily of cash flow provided by operating activities, cash borrowings under our Credit Facility and financing through operating leases and capital equipment financing.

Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and finance lease obligations, to finance working capital requirements and to pay dividends. When prudent, we have also used cash to repurchase our common shares.

We anticipate that we will have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2022 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.

Reconciliation of capital additions	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2021	2020(iii)	2021	2020(iii)

Purchase of PPE	$25,937	$27,281	$112,563	$117,069

Additions to intangibles	483	1	1,228	272

Gross capital expenditures	$26,420	$27,282	$113,791	$117,341

Proceeds from sale of PPE	(1,544)	(707)	(17,141)	(2,784)

Change in capital inventory and capital work in progress(i)(ii)	2,051	3,360	(6,870)	(6,124)

Capital expenditures, net(i)	26,927	29,935	89,780	108,433

Finance lease additions	—	—	19,198	27,882

Capital additions(i)	$26,927	$29,935	$108,978	$136,315

(i)See “Non-GAAP Financial Measures”.

(ii)Included in property, plant and equipment on the Consolidated Balance Sheets is $39.2 million (2020 – $32.3 million) of capital inventory and capital work in progress.

(iii)The prior year amounts are adjusted to reflect a change in accounting policy. See “Accounting Estimates, Pronouncements and Measures”.

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2021	2020(ii)	2021	2020(ii)

Sustaining	$20,192	$26,757	$82,985	$96,500

Growth	6,735	3,178	6,795	11,933

Capital expenditures, net(i)	26,927	29,935	89,780	108,433

Sustaining	—	—	19,198	2,150

Growth	—	—	—	25,732

Finance lease additions	—	—	19,198	27,882

Sustaining	20,192	26,757	102,183	98,650

Growth	6,735	3,178	6,795	37,665

Capital additions(i)	$26,927	$29,935	$108,978	$136,315

(i)See “Non-GAAP Financial Measures”.

(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See “Accounting Estimates, Pronouncements and Measures”.

Sustaining capital additions for the three months ended December 31, 2021 were $20.2 million and were primarily made up of capitalized maintenance performed on the existing fleet. For the year ended December 31, 2021, sustaining capital expenditures were $102.2 million and were predominantly comprised of capital expenditures dedicated to routine capital maintenance activities required to maintain the existing fleet.

Growth capital additions for the three months ended December 31, 2021 were $6.7 million and for the year ended December 31, 2021 were $6.8 million. This spending was comprised of costs related to the heavy equipment maintenance facility expansion which recently became available for use. Further to the growth capital additions above is the acquisition of DGI, totaling $13.7 million.

A portion of our heavy construction fleet is financed through finance leases. We continue to lease our motor vehicle fleet through our finance lease facilities. Our equipment fleet is currently split among owned (60.0%), finance leased (33.0%) and rented equipment (7.0%).

MANAGEMENT’S DISCUSSION AND ANALYSIS	25

Summary of consolidated cash flows

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2021	2020(i)	2021	2020(i)

Cash provided by operating activities	$65,895	$62,493	$165,180	$146,550

Cash used by investing activities	(24,301)	(25,158)	(99,269)	(112,827)

Cash (used) provided by financing activities	(40,022)	(33,685)	(92,759)	4,516

Net increase (decrease) in cash	$1,572	$3,650	$(26,848)	$38,239

(i) The prior year amounts are adjusted to reflect a change in accounting policy. See “Accounting Estimates, Pronouncements and Measures”.

Operating activities

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2021	2020(i)	2021	2020(i)

Cash provided by operating activities prior to change in working capital	$44,872	$44,656	$164,509	$149,943

Net changes in non-cash working capital	21,023	17,837	671	(3,393)

Cash provided by operating activities	$65,895	$62,493	$165,180	$146,550

(i) The prior year amounts are adjusted to reflect a change in accounting policy. See “Accounting Estimates, Pronouncements and Measures”.

Cash provided by operating activities for the three months ended December 31, 2021 was $65.9 million, compared to cash provided by operating activities of $62.5 million for the three months ended December 31, 2020. Cash provided by operating activities for the year ended December 31, 2021 was $165.2 million, compared to cash provided by operating activities of $146.6 million for the year ended December 31, 2020.

The increase in cash flow in both current year period is a result of improved EBITDA and changes in non-cash working capital. Cash provided by (used by) the net change in non-cash working capital specific to operating activities is detailed below.

	Three months ended December 31,		Year ended December 31,

(dollars in thousands)	2021	2020(i)	2021	2020(i)

Accounts receivable	$(2,360)	$8,132	$(30,646)	$29,162

Contract assets	753	(2,913)	(2,751)	12,086

Inventories	4,808	896	(11,243)	2,476

Contract costs	1,580	(79)	(704)	(593)

Prepaid expenses and deposits	(252)	(50)	(735)	(953)

Accounts payable	5,478	6,155	31,232	(47,398)

Accrued liabilities	9,559	4,306	13,681	338

Contract liabilities	1,457	1,390	1,837	1,489

	$21,023	$17,837	$671	$(3,393)

(i) The prior year amounts are adjusted to reflect a change in accounting policy. See “Accounting Estimates, Pronouncements and Measures”.

Investing activities

During the three months ended December 31, 2021, cash used by investing activities was $24.3 million, compared to $25.2 million in cash used by investing activities in the three months ended December 31, 2020. Current period investing activities largely relate to $26.4 million for the purchase of property, plant and equipment, offset by $1.5 million in proceeds on disposal of property, plant and equipment. Prior year investing activities included $27.3 million for the purchase of property, plant, equipment offset by $0.7 million in proceeds on disposal of property, plant and equipment.

During the year ended December 31, 2021, cash used by investing activities was $99.3 million, compared to $112.8 million used by investing activities during the year ended December 31, 2020. Current period investing activities largely relate to the acquisition of DGI for net cash consideration of $11.4 million and $112.6 million for the purchase of property, plant and equipment, partially offset by $17.1 million in proceeds from the disposal of property, plant and equipment and $7.1 million gain from settlement of the derivative financial instrument. Prior year investing activities included $117.1 million for the purchase of property, plant, equipment offset by $2.8 million in proceeds for the disposal of property, plant and equipment and $3.5 million of net repayments activity within the Nuna Group of Companies.

26	NORTH AMERICAN CONSTRUCTION GROUP

Financing activities

Cash used by financing activities during the three months ended December 31, 2021, was $40.0 million, which included $18.7 million of proceeds of long-term debt offset by $50.3 million of long-term debt repayments, and $7.3 million in finance lease obligation repayments. Cash used by financing activities for the three months ended December 31, 2020 was $33.7 million, which included $23.1 million of long-term debt repayments and $8.6 million in finance lease obligation repayments.

For the year ended December 31, 2021, cash used in financing activities was $92.8 million, which included $135.0 million of proceeds of long-term debt offset by $164.4 million of long-term debt repayments, $33.9 million in finance lease obligation repayments, $5.5 million of treasury share purchases and $16.5 million in share purchase program. Cash used by financing activities during the year ended December 31, 2020 was $4.5 million, driven by proceeds of long-term debt of $145.2 million offset by $82.3 million of long-term debt repayments, $34.6 million repayments towards finance lease obligations, $9.9 million of treasury share purchases and $1.0 million in financing costs.

Free cash flow

Free cash flow is a non-GAAP measure (see “Explanatory Notes – Non-GAAP Financial Measures” in this MD&A). Below is our reconciliation from the consolidated statement of cash flows (“Cash provided by operating activities” and “Cash used in investing activities”) to our definition of free cash flow.

	Three months December 31		Year ended December 31,

(dollars in thousands)	2021	2020(ii)	2021	2020(ii)

Cash provided by operating activities	$65,895	$62,493	$165,180	$146,550

Cash used in investing activities	(24,301)	(25,158)	(99,269)	(112,827)

Capital additions financed by leases	—	—	(19,198)	(27,882)

Add back:

Growth capital additions	6,735	3,178	6,795	37,665

Acquisition of DGI (Aust) Trading Pty Ltd.	—	—	13,724	—

Free cash flow(i)	$48,329	$40,513	$67,232	$43,506

(i)See “Non-GAAP Financial Measures”.

(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See “Accounting Estimates, Pronouncements and Measures”.

Free cash flow for the year ended December 31, 2021 was $67.2 million driven by strong operating results and higher profitability with higher cash contributed from non-cash working capital, offset by investment in capital work in progress and joint ventures. Positive cash flow of $88.1 million was generated by adjusted EBITDA of $207.3 million, less sustaining capital additions of $102.2 million and cash interest paid of $17.0 million. Sustaining maintenance expenditures remained consistent with the expectations of the 2021 capital maintenance plan reflecting necessary maintenance in anticipation of our busy winter season. Changes in routine working capital balances were minimal for the year. The remaining difference primarily relates to the timing impacts of capital work in process and capital inventory which require initial cash investment as we continue to build our maintenance and component rebuild capabilities. The last factor in free cash flow was the timing of joint venture distributions which required working capital support over full year of 2021.

Free cash flow for the year ended December 31, 2020 was $43.5 million. Positive cash flow of $57.2 million was generated by adjusted EBITDA of $174.3 million, less sustaining capital additions of $98.7 million and cash interest paid of $18.5 million. The lower free cash flow in 2020 was a result of lower cash contributed from non-cash working capital and higher capital additions financed by leases.

Contractual obligations and other commitments

Our principal contractual obligations relate to our long-term debt; finance and operating leases; and supplier contracts. The following table summarizes our future contractual obligations as of December 31, 2021, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at December 31, 2021 and may differ from actual results.

MANAGEMENT’S DISCUSSION AND ANALYSIS	27

	Payments due by fiscal year

(dollars in thousands)	Total	2022	2023	2024	2025	2026 and thereafter

Credit Facility	$120,831	$3,262	$4,270	$113,299	$—	$—

Convertible debentures	168,847	6,861	6,861	6,861	6,861	141,403

Mortgage	44,588	1,783	1,783	1,783	1,783	37,456

Promissory notes	13,907	5,320	5,307	2,500	780	—

Finance leases(i)	51,291	23,539	15,413	9,743	1,448	1,148

Operating leases(ii)	13,502	1,207	1,086	878	1,429	8,902

Non-lease components of building lease commitments(iii)	547	388	159	—	—	—

Financing obligations	50,379	15,236	15,236	15,573	4,334	—

Supplier contracts	8,013	8,013	—	—	—	—

Total contractual obligations	$471,905	$65,609	$50,115	$150,637	$16,635	$188,909

(i)Finance leases are net of receivable on heavy equipment operating sublease of $5,718 (2022 – $2,859; 2023 – $2,859).

(ii)Operating leases are net of receivables on subleases of $4,627 (2022 – $2,638; 2023 – $1,496; 2024 – 493).

(iii)Non-lease components of lease commitments are net of receivables on subleases of $2,197 (2022 – $1,467; 2023 – $730). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.

Our total contractual obligations of $471.9 million as at December 31, 2021 have decreased from $498.4 million as at December 31, 2020 primarily related to a decrease of $119.0 million related to our Credit Facility, $8.3 million of financing obligations and $3.7 million of supplier contracts, offset by an increase in convertible debentures of $98.7 million and a mortgage of $10.2 million. For a discussion on our Credit Facility see “Credit Facility” below and for a more detailed discussion of our convertible debentures, see “Capital Structure and Securities” in our most recent AIF, which section is expressly incorporated by reference into this MD&A.

Credit Facility

On September 29, 2021, we entered into an Amended and Restated Credit Agreement (the “Credit Facility”) with a banking syndicate that allows borrowing under the revolving loan to $325.0 million with the ability to increase the maximum borrowings by $50.0 million, subject to certain conditions. The amended agreement extended the facility maturity from October 8, 2023 to October 8, 2024, with an option to extend on an annual basis, subject to certain conditions. The Credit Facility permits finance lease obligations to a limit of $150.0 million and certain other borrowings outstanding to a limit of $20.0 million. In the amended agreement, permitted amount of $150.0 million was expanded to include guarantees provided by us to a permitted joint venture, provided that value of such obligations shall not exceed the permitted amount.

Our Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis.

•	The first covenant is the senior leverage ratio (“Senior Leverage Ratio”) which is Bank Senior Debt compared to Bank EBITDA.

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“Bank Senior Debt” is defined as the Company’s long-term debt, finance leases and outstanding letters of credit, excluding convertible debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures. “Bank EBITDA” is defined as earnings before interest, taxes, depreciation, and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income.

¡

The Senior Leverage Ratio must be less than or equal to 3.0:1 at Q4 2021 and thereafter. In the event we enter into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition.

•	The second covenant is the fixed charge coverage ratio (“Fixed Charge Coverage Ratio”) which is defined as Bank EBITDA less cash taxes compared to Fixed Charges.

¡	“Fixed Charges” is defined as cash interest, scheduled payments on debt, unfunded cash distributions and unfunded capital expenditures.

¡	The Fixed Charge Coverage Ratio must be maintained at a ratio greater than 1.15:1.

28	NORTH AMERICAN CONSTRUCTION GROUP

•	The calculation of both financial covenants excludes rental revenue of the wholly-owned subsidiary that owns our shop and head office complex.

As at December 31, 2021, we were in compliance with our financial covenants. The Senior Leverage Ratio was 1.48:1, in compliance with the maximum of 3.0:1. The Fixed Charge Coverage Ratio was 2.06:1, in compliance with the minimum of 1.15:1.

Borrowing activity under our Credit Facility

As at December 31, 2021, there was $110.0 million borrowed against our Credit Facility along with $33.9 million in issued letters of credit under our Credit Facility (December 31, 2020 – $220.0 million and $0.9 million, respectively) and the unused borrowing availability was $181.1 million (December 31, 2020 – $104.1 million).

Guarantee

On December 3, 2021, we entered into an agreement with a financial institution to provide a guarantee on a revolving equipment lease credit facility of $45.0 million for Mikisew North American Limited Partnership (“MNALP”) to assist with a growing fleet of equipment in MNALP. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. As at December 31, 2021, the available balance on this facility was $28.1 million. At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded.

Outstanding share data

Common shares

We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.

As at February 11, 2022, there were 30,022,928 total voting common shares outstanding, which included 1,568,041 common shares held by the trust and classified as treasury shares on our consolidated balance sheets (30,022,928 common shares, including 1,564,813 common shares classified as treasury shares at December 31, 2021). We had no non-voting common shares outstanding on any of the foregoing dates.

Options

Effective November 17, 2021, we terminated our Amended and Restated 2004 Share Option Plan. There were no options issued or outstanding as at the date of termination.

Convertible debentures

	December 31, 2021	December 31, 2020

5.50% convertible debentures	$74,750	$—

5.00% convertible debentures	55,000	55,000

	$129,750	$55,000

On June 1, 2021, we issued $65.0 million aggregate principal amount of 5.50% convertible unsecured subordinated debentures. On June 4, 2021, the underwriters exercised the over-allotment option, in full, purchasing an additional $9.8 million aggregate principal amount of 5.50% convertible unsecured subordinated debentures.

The summarized terms of these convertible debentures are:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs

5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.75	$40.4040	$3,531

5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691

MANAGEMENT’S DISCUSSION AND ANALYSIS	29

Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year, commencing on December 31, 2021. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.

The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. The 5.50% convertible debentures may be redeemed at the option of the Company, in whole or in part, at any time on or after June 30, 2024 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after June 30, 2026 at a redemption price equal to the principal amount. In each case, we are required to pay accrued and unpaid interest on the debentures redeemed to the redemption date.

The 5.00% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the 5.00% convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.

During the year ended December 31, 2021, we realized a gain of $7.1 million (unrealized gain at December 31, 2020 of $4.3 million) on the swap agreement related to the 5.50% convertible debentures that were issued in 2017 and redeemed through issuance of 4,583,655 common shares in April 2020. This swap agreement was completed on September 30, 2021.

Share purchase program

During the year ended December 31, 2021, we completed the Normal-Course Issuer Bid (“NCIB”) which had commenced on March 12, 2020 with purchases and cancellations totaling 1,076,903 common shares, at an average price of $14.86. The transactions resulted in a decrease to common shares of $8,679 and a decrease to additional paid-in capital of $7,327 and completed the NCIB with the maximum number of authorized common shares being purchased and canceled.

On April 9, 2021, we commenced a NCIB under which a maximum number of 2,000,000 common shares were authorized to be purchased. As at December 31, 2021, we purchased and subsequently cancelled 37,000 shares under this NCIB, at an average price of $13.86 per share. This resulted in a decrease to common shares of $0.3 million and an increase to additional paid-in capital of $0.2 million. This NCIB will terminate no later than April 8, 2022.

Backlog

The following summarizes our reconciliation of non-GAAP backlog as at December 31, 2021 and December 31, 2020.

(dollars in thousands)	December 31, 2021	December 31, 2020 (i)

Performance obligations per financial statements	$141,440	$126,816

Add: undefined committed volumes	699,562	609,736

Backlog(i)	$841,002	$736,552

Revenue generated from backlog for the year end	$355,755	$309,783

(i)See “Non-GAAP Financial Measures”.

(ii)The prior year amounts are adjusted to reflect a change in accounting policy. See “Accounting Estimates, Pronouncements and Measures”.

We recognized $355.8 million of revenue from backlog during the year ended December 31, 2021, which included recognition of $290.5 million of backlog from 2020. Our backlog increased by $104.5 million from December 31, 2020. As at December 31, 2021, we expect that $481.6 million of our backlog reported above will be performed over 2022.

Our equity method investments also have a backlog of which our share was $830.9 million as at December 31, 2021 (December 31, 2020 – $194.9 million), resulting in a combined backlog of $1,671.9 million as at December 31, 2021 (December 31, 2020 – $931.4 million).

30	NORTH AMERICAN CONSTRUCTION GROUP

Related parties

Accounts payable due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing. The following table provides the material aggregate outstanding balances with affiliates and joint ventures.

	December 31, 2021	December 31, 2020(i)

Accounts receivable	$31,050	$3,808

Other assets	2,162	1,432

Accounts payable and accrued liabilities	286	5,296

(i)The prior year amounts are adjusted to reflect a change in accounting policy. See “Accounting Estimates, Pronouncements and Measures”.

We enter into transactions with a number of our joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, management fees, and equipment rental revenue, and equipment and component sales. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. The majority of services provided in the oil sands region are being completed through MNALP. This joint venture performs the role of contractor and sub-contracts work to us. For the years ended December 31, 2021 and 2020, revenue earned from these services was $356.6 million and $191.1 million, respectively.

OUTLOOK

Our strategic focus areas in 2022 remain:

•	Safety – focus on people and relationships as we emerge from the pandemic, maintain an uncompromising commitment to health and safety while elevating the standard of excellence in the field.

•	Sustainability – commitment to the continued development of sustainability targets and consistent measurement of progress to those targets.

•

Execution – enhance our record of operational excellence with respect to fleet maintenance, availability and utilization through leverage of our reliability programs, technical improvements and management systems.

•	Diversification – continue to pursue further diversification of customer, resource and geography through strategic partnerships, industry expertise and/or investment in Indigenous joint ventures.

The following table provides projected key measures for 2022 and actual results of 2021. These measures are predicated on contracts currently in place, including expected renewals, and the heavy equipment fleet that we own and operate.

Key measures	2021 Actual	2021 Stated	2022 Outlook

Adjusted EBITDA	$207M	$205 – $215M		$215 – $245M

Adjusted EPS	$2.06	$1.95 – $2.15		$2.15 – $2.55

Sustaining capital	$102M	$95 – $105M		$110 – $120M

Free cash flow	$67M	$65 – $85M		$95 – $115M

Capital allocation measures

Growth capital and acquisitions	$25M	$25 – $35M	$	nil – $35M

Deleverage	$17M	$15 – $35M		$50 – $80M

Shareholder activity(i)	$31M	n/a		$15 – $35M

Leverage ratios

Senior debt	1.5x	1.1x – 1.5x		0.9x – 1.4x

Net debt	1.8x	1.7x – 2.1x		1.2x – 1.7x

(i)Shareholder activity includes common shares purchased under a NCIB, dividends paid and the purchase of treasury shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS	31

ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES

Critical accounting estimates

The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

Significant estimates and judgments made by us include:

•

the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

•	the evaluation of whether we are a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate;

•	assumptions used in impairment testing; and

•

estimates and assumptions used in the determination of the allowance for credit losses, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

Actual results could differ materially from those estimates.

The accuracy of our revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for all significant projects use a detailed “bottom up” approach and we believe our experience allows us to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes;

•	extended overhead due to owner, weather and other delays;

•	subcontractor performance issues;

•	changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid;

•	contract incentive and penalty provisions;

•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting our profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the “Significant accounting policies” section of our consolidated financial statements for the year ended December 31, 2021 and notes that follow, which sections are expressly incorporated by reference into this MD&A.

Change in significant accounting policy – Basis of presentation

Prior to July 1, 2021, we elected to apply the provision available to entities operating within the construction industry to apply proportionate consolidation to unincorporated entities that would otherwise be accounted for using the equity method. During the three months ended September 30, 2021, we elected to change this policy to account for

32	NORTH AMERICAN CONSTRUCTION GROUP

these unincorporated entities using the equity method, resulting in a change to the consolidation method for Dene North Site Services and Mikisew North American Limited Partnership. This change allows for consistency in the presentation of our investments in affiliates and joint ventures. We have accounted for the change retrospectively according to the requirements of US GAAP Accounting Standards Codification (“ASC”) 250 by restating the comparative periods. For full disclosure, refer to note 22 in our Financial Statements for the year ended December 31, 2021.

Accounting pronouncements recently adopted

•	Business Combinations

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In October 2021, the FASB issued ASU 2021-08, Business Combinations. The accounting standard update was issued to improve the accounting for acquired revenue contracts with customers in a business combination. This update requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in according with Topic 606 – Revenue from Contract with Customers. The adoption of this new standard did not have an impact to the financial statements.

•	Government assistance

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In November 2021, the FASB issued ASU 2021-10, Government Assistance. The accounting standard update was issued to increase the transparency of government assistance including the disclosure of 1) the type of assistance, 2) an entity’s accounting for the assistance, 3) the effect of the assistance on an entity’s financial statement. The adoption of this new standard did not have a material impact to the financial statements.

Issued accounting pronouncements not yet adopted

•	Debt with conversion and other options

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In September 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options and Derivatives and Hedging – Contracts in Entity’s own Equity. This accounting standard update was issued to address issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. This standard is effective January 1, 2022 with early adoption permitted. We are assessing the impact that the adoption of this standard may have on our consolidated financial statements.

For a complete discussion of accounting pronouncements, see the “Recent accounting pronouncements” section of our consolidated financial statements for the year ended December 31, 2021 and notes that follow, which sections are expressly incorporated by reference into this MD&A.

Financial measures

Non-GAAP financial measures

We believe that the below Non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.

“Adjusted net earnings” is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income.

“Total combined revenue” is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures’ revenue on our adjusted EBITDA margin.

MANAGEMENT’S DISCUSSION AND ANALYSIS	33

“Adjusted EBIT” is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.

“Equity investment EBIT” is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.

“Adjusted EBITDA” is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.

“Adjusted EPS” is defined as adjusted net earnings, divided by the weighted-average number of common shares.

“Equity investment depreciation and amortization” is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.

As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example adjusted EBITDA does not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

“Total debt” is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) convertible unsecured subordinated debentures; (iv) mortgage; (v) promissory notes; and (vi) financing obligations. We believe total debt is a meaningful measure in understanding our complete debt obligations.

“Net debt” is defined as total debt less cash and cash equivalents recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.

“Senior debt” is defined as total debt, excluding convertible debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures. Senior debt is used primarily for our bank covenants contained in the Credit Facility agreement.

“Invested capital” is defined as total shareholders’ equity plus net debt.

“Cash provided by operating activities prior to change in working capital” is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.

“Free cash flow” is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.

“Backlog” is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the “transaction price allocated to the remaining

34	NORTH AMERICAN CONSTRUCTION GROUP

performance obligations”, defined under US GAAP and reported in “Note 6 – Revenue” in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction.

“Growth capital” is defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset and have been commissioned and are available for use. These expenditures result in a meaningful increase to earnings and cash flow potential.

“Sustaining capital” is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.

“Capital expenditures, net” is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.

“Capital additions” is defined as capital expenditures, net and lease additions.

“Capital inventory” is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.

“Capital work in progress” is defined growth capital and sustaining capital prior to commissioning and not available for use.

Non-GAAP ratios

“Margin” is defined as the financial number as a percent of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.

“Adjusted EBITDA Margin” is defined as adjusted EBITDA divided by total combined revenue.

We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.

Supplementary Financial Measures

“Gross profit margin” represents gross profit as a percentage of revenue.

INTERNAL SYSTEMS AND PROCESSES

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosures.

An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2021 such disclosure controls and procedures were effective.

Management’s report on internal control over financial reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as such term is defined in Rule 13a -15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument

MANAGEMENT’S DISCUSSION AND ANALYSIS	35

52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if a deficiency, or a combination of deficiencies, is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2021, we applied the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2021, our internal control over financial reporting is effective. In accordance with the published guidance of the U.S. Securities and Exchange Commission (SEC), management’s assessment of and conclusion on the effectiveness of our internal control over financial reporting did not include the internal controls of DGI, which is included in our 2021 consolidated financial statements and represented approximately 2% of total assets, 2% of revenues and 1% net income, respectively for the year ended December 31, 2021. Our independent auditor, KPMG LLP, has issued an audit report stating that we, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO. KPMG LLP’s audit of internal controls over financial reporting of the Company also excluded an evaluation of the internal controls over financial reporting of DGI.

Material changes to internal controls over financial reporting

In early 2020, many of our corporate office staff and site administrative staff began working remotely from home due to the COVID-19 pandemic. This change required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes to our internal controls over financial reporting (“ICFR”) for the period ended December 31, 2021 that have materially affected, or are reasonably likely to affect, our ICFR.

FORWARD-LOOKING INFORMATION

Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide certain forward-looking information, based on current plans and expectations, for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals. Such forward-looking information may not be appropriate for other purposes. Our forward-looking information is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.

Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “possible”, “predict”, “project”, “will” or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•	our expectations that the seasonality of oil sands mine support revenues and non-oil sands mine support revenues will continue respectively as they have in the past;

•	our belief that there is minimal risk in the collection of past due trade receivables;

•

our anticipation that we will have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2022 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility;

36	NORTH AMERICAN CONSTRUCTION GROUP

•	statements regarding backlog, including our expectation that $481.6 million of our backlog will be performed over 2022; and

•

all financial guidance provided in the “Outlook” section of this MD&A, including projections related to Adjusted EBITDA, Adjusted EPS, sustaining capital, free cash flow, deleveraging, growth capital and acquisitions, share purchases, Senior Debt and Net Debt.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.

There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” and “Risk Factors” below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the “Forward-Looking Information, Assumptions and Risk Factors” section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.

Assumptions

The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	consistent or improved site access restrictions related to COVID-19 safety protocols;

•	oil prices remaining stable and not dropping significantly in 2022;

•	oil sands production continuing to be resilient to drops in oil prices due to our customer’s desire to lower their operating cost per barrel;

•	continuing demand for heavy construction and earth-moving services, including in diversified resources and geographies;

•

continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;

•	our ability to maintain our expenses at current levels in proportion to our revenue;

•	work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;

•	our customers’ continued willingness and ability to meet their contractual obligations to us;

•	our customers’ continued economic viability, including their ability to pay us in a timely fashion;

•	our customers and potential customers continuing to outsource activities for which we are capable of providing services;

•

our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers’ variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our continued ability to access sufficient funds to meet our funding requirements;

MANAGEMENT’S DISCUSSION AND ANALYSIS	37

•

our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continuing to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.

Risk factors

The following are the key risk factors that affect us and our business. These factors could materially and adversely affect our operating results and could cause actual results to differ materially from those described in forward-looking statements.

•

Availability of Skilled Labour. The success of our business depends on our ability to attract and retain skilled labour. Our industry is faced with a shortage of skilled labour in certain disciplines, particularly in remote locations that require workers to live away from home for extended periods. The effects of the COVID-19 pandemic and the resulting measures taken by governments, customers and by the Corporation have increased the difficulty in obtaining skilled labour. The resulting competition for labour may limit our ability to take advantage of opportunities otherwise available or alternatively may impact the profitability of such endeavors on a going forward basis. We believe that our union status, size and industry reputation will help mitigate this risk but there can be no assurance that we will be successful in identifying, recruiting or retaining a sufficient number of skilled workers.

•

Cashflow, Liquidity and Debt. As of December 31, 2021 we had $385.6 million of total debt outstanding. While we have achieved a significant improvement in the flexibility to borrow against our borrowing capacity and a reduction in the cost of our debt over the past three years, our current indebtedness may:

•	limit our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;

•	limit our ability to use operating cash flow in other areas of our business as such funds are instead used to service debt;

•	limit our ability to post surety bonds required by some of our customers;

•	place us at a competitive disadvantage compared to competitors with less debt;

•	increase our vulnerability to, and reduce our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and

•

increase our vulnerability to increases in interest rates because borrowings under our Credit Facility and payments under our mortgage along with some of our equipment leases and promissory notes are subject to variable interest rates.

Further, if we do not have sufficient cash flow to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.

•

Unit-price Contracts. Approximately 41%, 47% and 53% of our revenue for the years ended December 31, 2021, 2020 and 2019, respectively, was derived from unit-price contracts and, to a lesser degree, lump-sum contracts. Unit-price contracts require us to guarantee the price of the services we provide and thereby potentially expose us to losses if our estimates of project costs are lower than the actual project costs we incur and contractual relief from the increased costs is not available. The costs we actually incur may be affected by a variety of factors including those that are beyond our control, such as:

•	site conditions differing from those assumed in the original bid;

•	the availability and cost of skilled workers;

38	NORTH AMERICAN CONSTRUCTION GROUP

•	the availability and proximity of materials;

•	unfavorable weather conditions hindering productivity;

•	equipment availability and timing differences resulting from project construction not starting on time; and

•	the general coordination of work inherent in all large projects we undertake.

Further, under these contracts any errors in quantity estimates or productivity losses for which contractual relief is not available, must be absorbed within the price. When we are unable to accurately estimate and adjust for the costs of unit-price contracts, or when we incur unrecoverable cost overruns, the related projects may result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.

•

Project Management. Our business requires effective project management. We are reliant on having skilled managers to effectively complete our contracted work on time and on budget. Increased costs or reduced revenues due to productivity issues caused by poor management are usually not recoverable and will result in lower profits or potential project losses. Project managers also rely on our business information systems to provide accurate and timely information in order to make decisions in relation to projects. The failure of such systems to provide accurate and timely information may result in poor project management decisions and ultimately in lower profits or potential project losses.

•

Customer Concentration. Most of our revenue comes from the provision of services to a small number of customers. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers. Certain of our long-term contracts can allow our customers to unilaterally reduce or eliminate the work that we are to perform under the contract. Additionally, certain contracts allow the customer to terminate the contract without cause with minimal or no notice to us. The loss of or significant reduction in business with one or more of our major customers could have a material adverse effect on our business and results of operations. Our combined revenue from our four largest customers represented approximately 86% and 95% of our total combined revenue for the years ended December 31, 2021 and 2020, respectively.

•

Large Projects and Joint Ventures. A portion of our revenue is derived from large projects, some of which are conducted through joint ventures. These projects provide opportunities for significant revenue and profit contributions but, by their nature, carry significant risk and, as such, can result in significant losses. The risks associated with such large-scale projects are often proportionate to their size and complexity, thereby placing a premium on risk assessment and project execution. The contract price on large projects is based on cost estimates using several assumptions. Given the size of these projects, if assumptions prove incorrect, whether due to faulty estimates, unanticipated circumstances, or a failure to properly assess risk, profit may be materially lower than anticipated or, in a worst-case scenario, result in a significant loss. The recording of the results of large project contracts can distort revenues and earnings on both a quarterly and an annual basis and can, in some cases, make it difficult to compare the financial results between reporting periods. Joint ventures are often formed to undertake a specific project, jointly controlled by the partners, and are dissolved upon completion of the project. We select our joint venture partners based on a variety of criteria including relevant expertise, past working relationships, as well as analysis of prospective partners’ financial and construction capabilities. Joint venture agreements spread risk between the partners and they generally state that companies will supply their proportionate share of operating funds and share profits and losses in accordance with specified percentages. Nevertheless, each participant in a joint venture is usually liable to the client for completion of the entire project in the event of a default by any of its partners. Therefore, in the event that a joint venture partner fails to perform its obligations due to financial or other difficulties or is disallowed from performing or is otherwise unable to perform its obligations as a result of the client’s determination, whether pursuant to the relevant contract or because of modifications to government or agency procurement policies or rules or for any other reason, we may be required to make additional investments or provide additional services which may reduce or eliminate profit, or even subject us to significant losses with respect to the joint venture. As a result of the

MANAGEMENT’S DISCUSSION AND ANALYSIS	39

complexity and size of such projects that we undertake or are likely to undertake going forward, the failure of a joint venture partner on a large complex project could have a significant impact on our results.

•

Cyber Security and Information Technology Systems. We utilize information technology systems for some of the management and operation of our business and are subject to information technology and system risks, including hardware failure, cyber-attack, security breach and destruction or interruption of our information technology systems by external or internal sources. Although we have policies, controls and processes in place that are designed to mitigate these risks, an intentional or unintentional breach of our security measures or loss of information could occur and could lead to a number of consequences, including but not limited to: the unavailability, interruption or loss of key systems applications, unauthorized disclosure of material and confidential information and a disruption to our business activities. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties or other negative consequences. We attempt to prevent breaches through the implementation of various technology-based security measures, contracting consultants and expert third-parties, hiring qualified employees to manage our systems, conducting periodic audits and reviewing and updating policies, controls and procedures when appropriate. To date, we have not been subject to a material cyber security breach that has had a serious impact on its business or operations; however, there is a possibility that the measures we take to protect our information technology systems may not be effective in protecting against a significant specific breach in the future.

•

Competition. We compete for work with other contractors of various sizes and capabilities. New contract awards and contract margin are dependent on the level of competition and the general state of the markets in which we operate. Fluctuations in demand may also impact the degree of competition for work. Competitive position is based on a multitude of factors including pricing, ability to obtain adequate bonding, backlog, financial strength, appetite for risk, reputation for safety, quality, timeliness and experience. If we are unable to effectively respond to these competitive factors, results of operations and financial condition will be adversely impacted.

•

Customer Outsourcing. Outsourced heavy construction and mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.

•

Equipment Utilization. Our business depends on our fleet being operable and in ready-to-work condition. We often operate in conditions that inflict a high degree of wear on our equipment. If we are unable to maintain our fleet so as to obtain our planned utilization rates, or if we are required to expend higher than expected amounts on maintenance or to rent replacement equipment at high rates due to equipment breakdowns, our operating revenues and profits will be adversely impacted. We endeavor to mitigate these risks through our maintenance planning and asset management processes and procedures, though there is no assurance that we can anticipate our future equipment utilization rates with certainty.

•

Labour Disputes. The majority of our hourly employees are subject to collective bargaining agreements to which we are a party or are otherwise subject. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition and results of operations. In order to minimize this risk, NACG has no strike and no lockout provision in our collective agreements. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need.

•

Backlog. There can be no assurance that the revenues projected in our backlog at any given time will be realized or, if realized, that they will perform as expected with respect to margin. Project suspensions, terminations or reductions in scope do occur from time to time due to considerations beyond our control and may have a material impact on the amount of reported backlog with a corresponding impact on future revenues and profitability.

40	NORTH AMERICAN CONSTRUCTION GROUP

•

Foreign Exchange. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. As such, we are exposed to the risk of fluctuations in foreign exchange rates. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.

•

Internal Controls Over Financial Reporting. Ineffective internal controls over financial reporting could result in an increased risk of material misstatements in our financial reporting and public disclosure record. Inadequate controls could also result in system downtime, give rise to litigation or regulatory investigation, fraud or the inability to continue our business as presently constituted. We have designed and implemented a system of internal controls and a variety of policies and procedures to provide reasonable assurance that material misstatements in the financial reporting and public disclosures are prevented and detected on a timely basis and that other business risks are mitigated. See the section entitled “Internal Systems and Processes” in our MD&A for further details.

•

Health and Safety. We are subject to, and comply with, all health and safety legislation applicable to our operations. We have a comprehensive health and safety program designed to ensure our business is conducted in a manner that protects both our workforce and the general public. Despite our past success, there can be no guarantee that we will be able to maintain our high standards and level of health and safety performance. An inability to maintain excellent safety performance could adversely affect our business by customers reducing existing work in response and by hampering our ability to win future work.

•

Short-notice Reductions in Work. We allocate and mobilize our equipment and hire personnel based on estimated equipment and service plans supplied by our customers. At the start of each new project, we incur significant start-up costs related to the mobilization and maintenance configuration of our heavy equipment along with personnel hiring, orientation, training and housing costs for staff ramp-ups and redeployments. We expect to recover these start-up costs over the planned volumes of the projects we are awarded. Significant reductions in our customer’s required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and personnel in a cost effective manner. In the past, such short-notice reductions have occurred due to changes in customer production schedules or mine planning or due to unplanned shutdowns of our customers’ processing facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our full start-up costs over the reduced volume plan of our customers.

•

Resolution of Claims. Changes to the nature or quantity of the work to be completed under our contracts are often requested by clients or become necessary due to conditions and circumstances encountered while performing work. Formal written agreement to such changes, or in pricing of the same, is sometimes not finalized until the changes have been started or completed. As such, disputes regarding the compensation for changes could impact our profitability on a particular project, our ability to recover costs or, in a worst-case scenario, result in project losses. If we are not able to resolve claims and undertake legal action in respect of these claims, there is no guarantee that a court will rule in our favour. There is also the possibility that we could choose to accept less than the full amount of a claim as a settlement to avoid legal action. In either such case, a resolution or settlement of the claims in an amount less than the amount recognized as claims revenue could lead to a future write-down of revenue and profit. Included in our revenues is a total of $nil relating to disputed claims or unapproved change orders.

•

Heavy Equipment Demand. As our work mix changes over time we adjust our fleet to match anticipated future requirements. This involves both purchasing and disposing of heavy equipment. If the global demand for mining, construction and earthworks services is reduced, we expect that the global demand for the type of heavy equipment used to perform those services would also be reduced. While we may be able to take advantage of reduced demand to purchase certain equipment at lower prices, we would be adversely impacted to the extent we seek to sell excess equipment. If we are unable to recover our cost base on a sale of excess heavy equipment, we would be required to record an impairment charge which would reduce net income. If it is determined that market conditions have impaired the valuation of our heavy equipment fleet, we also may be required to record an impairment charge against net income.

MANAGEMENT’S DISCUSSION AND ANALYSIS	41

•

Price Escalators. Our ability to maintain planned project margins on longer-term contracts with contracted price escalators is dependent on the contracted price escalators accurately reflecting increases in our costs. If the contracted price escalators do not reflect actual increases in our costs, we will experience reduced project margins over the remaining life of these longer-term contracts. In strong economic times, the cost of labour, equipment, materials and sub-contractors is driven by the market demand for these project inputs. The level of increased demand for project inputs may not have been foreseen at the inception of the longer-term contracts with fixed or indexed price escalators resulting in reduced margins over the remaining life of the longer-term contracts.

•

Shifting Customer Priorities Related to Climate Change. Climate change continues to attract considerable public and regulatory attention, with greenhouse gas emission regulations becoming more commonplace and stringent. The transition to a lower-carbon economy has the potential to be disruptive to traditional business models and investment strategies. Government action intended to address climate change may involve both economic instruments such as carbon taxation as well as restrictions on certain sectors such as cap-and-trade schemes. Certain jurisdictions in which we operate impose carbon taxes on significant emitters and there is a possibility of similar taxation in other jurisdictions in the future. Other government restrictions on certain market sectors could also adversely impact current or potential clients resulting in a reduction of available work. Our clients may also alter their long-term plans due to government regulation, changes in policies of investors or lenders or simply due to changes in public perception of their business. This risk can be mitigated to an extent by identifying changing market demands to offset lower demand for some services with opportunities in others, forming strategic partnerships and pursuing sustainable innovations.

•

Climate Change Related Financial Risks. As new climate change measures are introduced or strengthened our cost of business may increase as we incur expenses related to complying with environmental regulations and policies. We may be required to purchase new equipment to reduce emissions in order to comply with new regulatory standards or to mitigate the financial impact of carbon taxation. We may also incur costs related to monitoring regulatory trends and implementing adequate compliance processes. Our inability to comply with climate change laws and regulations could result in penalties or reputational damage that may impair our prospects.

•

Climate Change Related Reputational Risks. Investors and other stakeholders worldwide are becoming more attuned to climate change action and sustainability matters, including the efforts made by issuers to reduce their carbon footprint. Our reputation may be harmed if it is not perceived by our stakeholders to be sincere in our sustainability commitment and our long-term results may be impacted as a result. In addition, our approach to climate change issues may increasingly influence stakeholders’ views of the company in relation to its peers and their investment decisions.

•

Impact of Extreme Weather Conditions and Natural Disasters. Extreme weather conditions or natural disasters, such as fires, floods and similar events, may cause delays in the progress of our work, which to the extent that such risk is not mitigated through contractual terms, may result in loss of revenues while certain costs continue to be incurred. Such delays may also lead to incurring additional non-compensable costs, including overtime work, that are necessary to meet customer schedules. Delays in the commencement of a project due to extreme weather or natural disaster may also result in customers choosing to defer or even cancel planned projects entirely. Such events may also impact the availability and cost of equipment, parts, labour or other inputs to our business that could have a material adverse effect on our financial position. If the frequency or severity of such events rises in the future as a result of climate change, our risk and potential impacts will also rise.

•

Management. Our continued growth and future success depends on our ability to identify, recruit, assimilate and retain key management, technical, project and business development personnel. There can be no assurance that we will be successful in identifying, recruiting or retaining such personnel.

•

Risk Factors Related to COVID-19. While markets and economies have somewhat stabilized as governments and industry have implemented measures to mitigate the impacts of the pandemic, the situation continues to evolve. Should the pandemic worsen, we could be subject to additional or continued adverse impacts, including, but not limited to restrictions or limitations on the ability of our employees,

42	NORTH AMERICAN CONSTRUCTION GROUP

contractors, suppliers and customers to conduct business due to quarantines, closures or travel restrictions, including the potential for deferral or cessation of ongoing or planned projects. The ultimate duration and magnitude of the pandemic and its financial effect on us is not known at this time. We are continuously monitoring the situation, however, and working with our customers and suppliers to mitigate its effects.

As required by US GAAP, we review our long-lived assets, including property, plant and equipment and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We detected impairment indicators at March 31, 2020, as a result of the recent uncertainty in the economic environment, relating to the suppression of commodity prices combined with the impact of the COVID-19 pandemic. We completed an impairment test comparing the net carrying value of our long-lived assets to the estimated undiscounted net cash flows to be generated from use of those assets and concluded that they are recoverable and, as such, no impairment was recorded. At December 31, 2021, there were no indicators, as there had been no material declines in the operating environment or expected financial results as compared to March 31, 2020.

ADDITIONAL INFORMATION

Corporate head office is located at 27287 – 100 Avenue, Acheson, Alberta, T7X 6H8.

Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS	43

Management’s Report

The accompanying consolidated financial statements and all of the information in Management’s Discussion and Analysis (“MD&A”) are the responsibility of management of the Company. The consolidated financial statements were prepared by management in accordance with U.S. generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 2 to the consolidated financial statements. Certain amounts in the consolidated financial statements are based on estimates and judgments relating to matters not concluded by year end. The integrity of the information presented in the consolidated financial statements is the responsibility of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for approval of the consolidated financial statements. The board carries out this responsibility through its Audit Committee. The Board has appointed an Audit Committee comprising all independent directors. The Audit Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit Committee meets with management and with external auditors to satisfy itself that they are properly discharging their responsibilities; reviews the consolidated financial statements, MD&A, and the Independent Auditors’ Report of Registered Public Accounting Firm on the financial statements; and examines other auditing and accounting matters. The Audit Committee has reviewed the consolidated financial statements with management and discussed the appropriateness of the accounting principles as applied and significant judgments and estimates affecting the consolidated financial statements. The Audit Committee has discussed with the external auditors, the appropriateness of those principles as applied and the judgments and estimates noted above. The consolidated financial statements and the MD&A have been reviewed by the Audit Committee and approved by the Board of Directors of North American Construction Group Ltd.

The consolidated financial statements have been examined by the shareholders’ auditors, KPMG LLP, Chartered Professional Accountants. The Independent Auditors’ Report of Registered Public Accounting Firm on the financial statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit Committee.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as of December 31, 2021. The details of this evaluation and conclusion are documented in the MD&A. In accordance with the published guidance of the U.S. Securities and Exchange Commission (SEC), our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of DGI, which is included in the 2021 consolidated financial statements and represented approximately 2% of total assets, 2% of revenues and 1% net income, respectively for the year ended December 31, 2021.

KPMG LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2021, has also issued a report stating its opinion that the Company has maintained effective internal control over financial reporting as of December 31, 2021 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the COSO. KPMG LLP’s audit of internal controls over financial reporting of the Company also excluded an evaluation of the internal controls over financial reporting of DGI.

Joseph Lambert	Jason Veenstra
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer
February 16, 2022	February 16, 2022

44	NORTH AMERICAN CONSTRUCTION GROUP

KPMG LLP 2200, 10175 - 101 Street Edmonton AB T5J 0H3 Telephone (780) 429-7300 Fax (780) 429-7379 www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of North American Construction Group Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited North American Construction Group Ltd. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”), and our report dated February 16, 2022 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired DGI (Aust) Trading Pty Ltd. (“DGI”) during 2021, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, DGI’s internal control over financial reporting representing approximately 2% of total assets, 2% of revenues and 1% net income, respectively, for the year ended December 31, 2021. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of DGI.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

CONSOLIDATED FINANCIAL STATEMENTS	45

includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

Chartered Professional Accountants

Edmonton, Canada

February 16, 2022

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

46	NORTH AMERICAN CONSTRUCTION GROUP

KPMG LLP 2200, 10175 - 101 Street Edmonton AB T5J 0H3 Telephone (780) 429-7300 Fax (780) 429-7379 www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of North American Construction Group Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of North American Construction Group Ltd. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 16, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

CONSOLIDATED FINANCIAL STATEMENTS	47

Estimation of total costs to be incurred for unit-price long-term contract revenue

As discussed in note 2(c) to the consolidated financial statements, the Company recognizes revenues under four principal types of contracts: lump-sum, unit-price, time-and-materials, and cost-plus. For the year ended December 31, 2021, total contract revenues recognized by the Company were $654.1 million, including $82.4 million recognized under unit-price contracts with defined scope that were in-progress at year-end. Under its unit-price contracts with defined scope, the Company recognizes revenue over time based on the ratio of actual costs incurred to date divided by the Company’s estimated total costs (ETC).

We identified the evaluation of ETC for in-progress unit-price contracts with defined scope as a critical audit matter. The evaluation of the ETC for in-progress unit-price contracts with defined scope involved complex auditor judgement, given these estimates are dependent upon a number of factors, including the accuracy of the estimates made at the period-end date, primarily consisting of labor hours, equipment usage, and material costs and quantities to be incurred over the remaining contract periods.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls within the Company’s revenue recognition process. This included controls related to the review of the ETC for unit-price contracts with defined scope that were in-progress at year-end. For a selection of these contracts, we evaluated the reasonableness of the Company’s determination of ETC for the contract, including tracing a selection of costs in the ETC (material costs and quantities, labor hours, and equipment usage) to recent forecasts developed by project managers and comparing actual costs incurred subsequent to year-end for consistency with corresponding amounts included in the ETC at year-end. We inspected the executed contract with the customer to evaluate the Company’s identification of the performance obligation and the determined method for measuring contract progress. We conducted interviews with relevant project personnel to gain an understanding of the status of project activities and factors impacting the ETC of the selected contract, such as costs associated with scope changes; changes in productivity expectations; extended overhead due to owner, weather, and other delays; differences in site conditions from the original bid; the availability and skill level of workers in the geographic location of the project; and changes in the availability and proximity of equipment and materials. We evaluated the Company’s ability to estimate these amounts by comparing actual project margins to previous estimates.

We have served as the Company’s auditor since 1998.

Chartered Professional Accountants

Edmonton, Canada

February 16, 2022

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP

48	NORTH AMERICAN CONSTRUCTION GROUP

Consolidated Balance Sheets

As at December 31

(Expressed in thousands of Canadian Dollars)

	Note	2021	2020

			Note 22

Assets

Current assets

Cash		$16,601	$43,447

Accounts receivable	5,11	68,787	36,231

Contract assets	6(b)	9,759	7,008

Inventories	7	44,544	19,151

Prepaid expenses and deposits		6,828	4,977

Assets held for sale		660	4,129

Derivative financial instruments	8(b)	—	4,334

		147,179	119,277

Property, plant and equipment, net of accumulated depreciation $339,505 (2020 – $302,161)	9	640,950	632,210

Operating lease right-of-use assets	10	14,768	18,192

Investments in affiliates and joint ventures	11	55,974	46,263

Other assets		6,000	6,336

Goodwill and intangible assets	12	4,407	378

Deferred tax assets	13	—	16,407

Total assets		$869,278	$839,063

Liabilities and shareholders’ equity

Current liabilities

Accounts payable		$76,251	$41,428

Accrued liabilities	14	33,389	19,382

Contract liabilities	6(b)	3,349	1,512

Current portion of long-term debt	8	19,693	16,263

Current portion of finance lease obligations	10	25,035	26,895

Current portion of operating lease liabilities	10	3,317	4,004

		161,034	109,484

Long-term debt	8	306,034	341,396

Finance lease obligations	10	29,686	42,577

Operating lease liabilities	10	11,461	14,118

Other long-term obligations	15	26,400	18,850

Deferred tax liabilities	13	56,200	64,195

		590,815	590,620

Shareholders’ equity

Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2021 – 30,022,928 (December 31, 2020 – 31,011,831))	17(a)	246,944	255,064

Treasury shares (December 31, 2021 – 1,564,813 (December 31, 2020 – 1,845,201))	17(a)	(17,802)	(18,002)

Additional paid-in capital		37,456	46,536

Retained earnings (deficit)		11,863	(35,155)

Accumulated other comprehensive income		2	—

Shareholders’ equity		278,463	248,443

Total liabilities and shareholders’ equity		$869,278	$839,063

Contingencies	21

Approved on behalf of the Board

/s/ Joseph Lambert Joseph Lambert, President and Chief Executive Officer	/s/ Bryan D. Pinney Bryan D. Pinney, Lead Director

See accompanying notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS	49

Consolidated Statements of Operations and

Comprehensive Income

For the years ended December 31

(Expressed in thousands of Canadian Dollars, except per share amounts)

	Note	2021	2020

			Note 22

Revenue	6	$654,143	$498,468

Project costs	2(b)	223,537	140,341

Equipment costs	2(b)	232,173	177,127

Depreciation		108,016	88,782

Gross profit		90,417	92,218

General and administrative expenses	2(b),6(d),12,19	35,374	24,437

(Gain) loss on disposal of property, plant and equipment		(85)	659

Operating income		55,128	67,122

Interest expense, net	18	19,032	18,656

Equity earnings in affiliates and joint ventures	11	(21,860)	(7,740)

Net realized and unrealized gain on derivative financial instruments	8(b)	(2,737)	(4,266)

Income before income taxes		60,693	60,472

Current income tax expense	13	1,000	—

Deferred income tax expense	13	8,285	11,264

Net income		51,408	49,208

Other comprehensive income

Unrealized foreign currency translation gain		(2)	—

Comprehensive income		$51,410	$49,208

Per share information

Basic net income per share	17(b)	$1.81	$1.75

Diluted net income per share	17(b)	$1.64	$1.60

See accompanying notes to consolidated financial statements.

50	NORTH AMERICAN CONSTRUCTION GROUP

Consolidated Statements of Changes in Shareholders’

Equity

(Expressed in thousands of Canadian Dollars)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income	Total

Balance at December 31, 2019	$225,966	$(15,911)	$49,919	$(79,855)	$—	$180,119

Net income	—	—	—	49,208	—	49,208

Dividends ($0.16 per share)	—	—	—	(4,508)	—	(4,508)

Exercise of stock options	895	—	(358)	—	—	537

Conversion of convertible debentures	38,066	—	—	—	—	38,066

Share purchase program	(9,863)	—	755	—	—	(9,108)

Purchase of treasury shares	—	(9,893)	—	—	—	(9,893)

Stock-based compensation	—	7,802	(3,780)	—	—	4,022

Balance at December 31, 2020	$255,064	$(18,002)	$46,536	$(35,155)	$—	$248,443

Net income	—	—	—	51,408	—	51,408

Unrealized foreign currency translation gain	—	—	—	—	2	2

Dividends ($0.16 per share)	—	—	—	(4,390)	—	(4,390)

Exercise of stock options	859	—	(340)	—	—	519

Share purchase programs	(8,979)	—	(7,540)	—	—	(16,519)

Purchase of treasury shares	—	(5,500)	—	—	—	(5,500)

Stock-based compensation	—	5,700	(1,200)	—	—	4,500

Balance at December 31, 2021	$246,944	$(17,802)	$37,456	$11,863	$2	$278,463

See accompanying notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS	51

Consolidated Statements of Cash Flows

For the years ended December 31

(Expressed in thousands of Canadian Dollars)

	Note	2021	2020

			Note 22

Cash provided by

Operating activities:

Net income		$51,408	$49,208

Adjustments to reconcile net income to cash from operating activities:

Depreciation		108,016	88,782

Amortization of deferred financing costs	18	1,064	1,091

(Gain) loss on disposal of property, plant and equipment		(85)	659

Net realized and unrealized gain on derivative financial instruments		(2,737)	(4,266)

Stock-based compensation expense	19	11,606	1,944

Cash settlement of directors’ deferred share unit plan	19(c)	(2,300)	(103)

Equity earnings in affiliates and joint ventures	11	(21,860)	(7,740)

Dividends and advances received from affiliates and joint ventures	11	11,270	8,621

Other adjustments to cash from operating activities		(158)	483

Deferred income tax expense	13	8,285	11,264

Net changes in non-cash working capital	20(b)	671	(3,393)

		165,180	146,550

Investing activities:

Acquisition of DGI (Aust) Trading Pty Limited, net of cash acquired	12	(11,395)	—

Purchase of property, plant and equipment		(112,563)	(117,069)

Additions to intangible assets		(1,228)	(272)

Proceeds on disposal of property, plant and equipment		17,141	2,784

Investment in affiliates and joint ventures	11	(1,959)	(1,810)

Net repayments of loans to affiliates and joint ventures		3,664	3,540

Settlement of derivative financial instruments		7,071	—

		(99,269)	(112,827)

Financing activities:

Proceeds from long-term debt	8	135,049	145,227

Repayment of long-term debt	8	(164,369)	(82,262)

Financing costs		(3,567)	(965)

Repayment of finance lease obligations		(33,949)	(34,649)

Dividend payments	17(c)	(4,423)	(4,371)

Proceeds from exercise of stock options		519	537

Share purchase program		(16,519)	(9,108)

Purchase of treasury shares	17(a)	(5,500)	(9,893)

		(92,759)	4,516

(Decrease) increase in cash		(26,848)	38,239

Effect of exchange rate on changes in cash and cash equivalents		2	—

Cash, beginning of year		43,447	5,208

Cash, end of year		$16,601	$43,447

Supplemental cash flow information (note 20(a)).

See accompanying notes to consolidated financial statements.

52	NORTH AMERICAN CONSTRUCTION GROUP

Notes to Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

1. Nature of operations

North American Construction Group Ltd. (“NACG” or the “Company”), was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 primarily in western Canada but also in other parts of Canada, the United States and Australia, providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.

2. Significant accounting policies

a) Basis of presentation

These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”). These consolidated financial statements include the accounts of the Company and its wholly-owned incorporated subsidiaries in Canada, the United States and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships and joint ventures.

The Company consolidates variable interest entities (“VIE”) for which it is considered to be the primary beneficiary as well as voting interest entities in which it has a controlling financial interest as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation, and related standards. Investees and joint ventures over which the Company exercises significant influence are accounted for using the equity method and are included in “investments in affiliates and joint ventures” within the accompanying Consolidated balance sheets.

i) Change in significant accounting policy – Basis of presentation

Prior to July 1, 2021, the Company elected to apply the provision available to entities operating within the construction industry to apply proportionate consolidation to unincorporated entities that would otherwise be accounted for using the equity method. The Company elected to change this policy to account for these unincorporated entities using the equity method, resulting in a change to the consolidation method for Dene North Site Services (“DNSS”) and Mikisew North American Limited Partnership (“MNALP”). This change allows for consistency in the presentation of the Company’s investments in affiliates and joint ventures (note 11).

The Company has accounted for the change retrospectively according to the requirements of US GAAP Accounting Standards Codification (“ASC”) 250 by restating the comparative periods. The effect of the change in accounting policy for the current and comparable periods is summarized in note 22.

b) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Significant estimates and judgments made by management include:

•

the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

•	the determination of whether an acquisition meets the definition of a business combination;

•	the fair value of the assets acquired and liabilities assumed as part of an acquisition;

•	the evaluation of whether the Company is a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate it;

CONSOLIDATED FINANCIAL STATEMENTS	53

•	assumptions used in impairment testing; and

•

estimates and assumptions used in the determination of the allowance for credit losses, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

The accuracy of the Company’s revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for all significant projects use a detailed “bottom up” approach and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract costs and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes;

•	extended overhead due to owner, weather and other delays;

•	subcontractor performance issues;

•	changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid;

•	contract incentive and penalty provisions;

•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. Governments worldwide, including Canada, enacted emergency measures to combat the spread of the virus, including the implementation of travel bans, quarantine periods and social distancing. These factors created material disruptions to businesses globally, resulting in an economic slowdown.

The situation continues to evolve while markets and economies have somewhat stabilized, with governments and industry implementing measures to mitigate the impacts of the pandemic. As populations in Canada and many other countries are being vaccinated, governments have loosened emergency measures. Should the pandemic worsen, the Company could be subject to additional or continued adverse impacts including, but not limited to, restrictions or limitations on the ability of employees, contractors, suppliers and customers to conduct business due to quarantines, closures or travel restrictions, including the potential for deferral or cessation of ongoing or planned projects.

The ultimate duration and magnitude of these impacts on the economy and the financial effect on the Company is not known. Estimates and judgments made by management in the preparation of these financial statements are difficult and subject to a higher degree of measurement uncertainty during this period. Management continues to monitor the situation and has taken steps to mitigate the likelihood of occurrence of the events described above.

In response to the economic slowdown caused by COVID-19, the Government of Canada introduced the Canada Emergency Wage Subsidy, an employer assistance program. For the year ended December 31, 2021, the Company recognized $13,244 of salary and wage subsidies presented as reductions of project costs, equipment costs and general and administrative expenses of $8,309, $4,180 and $755 respectively. For the year ended December 31, 2020, the Company recognized $28,041 of salary and wage subsidies presented as reduction of project costs, equipment costs and general and administrative expenses of $16,050, $9,107, and $2,884, respectively.

54	NORTH AMERICAN CONSTRUCTION GROUP

c) Revenue recognition

The Company’s revenue source falls into one of three categories: construction services, operations support, or equipment and component sales.

Construction services are related to mine development or expansion projects and are generally funded from customers’ capital budgets. The Company provides construction services under lump-sum, unit-price, time-and materials and cost-plus contracts. When the commercial terms are lump-sum and unit-price, the contract scope and value is typically defined. Time-and-materials and cost-plus contracts are generally undefined in scope and total price. Operations support services revenue is mainly generated under long-term site-services agreements with the customers (master service agreement and multiple use contracts). These agreements clearly define whether commitment to volume or scope of services over the life of the contract is included or excluded. When excluded, work under the agreement is awarded through shorter-term work authorizations under the general terms of the agreement. The Company generally provides operations support services under either time-and-materials or unit-price contracts depending on factors such as the degree of complexity, the completeness of engineering and the required schedule. Equipment and component sales revenue is generated from our equipment maintenance and rebuild activities, along with our mining component supplier business. The commercial terms for equipment and component sales are generally lump-sum, unit-price, or time-and-materials.

Significant estimates are required in the revenue recognition process including assessment of the percentage of completion, identification of performance obligations, and estimation of variable consideration, including the extent of any constraints.

The Company’s invoicing frequency and payment terms are in accordance with negotiated customer contracts. Customer invoicing can range between daily and monthly and payment terms generally range between net 15 and net 60 days. The Company does not typically include extended payment terms in its contracts with customers. Under these payment terms, the customer pays progress payments based on actual work or milestones completed. When payment terms do not align with revenue recognition, the variance is recorded to either contract liabilities or contract assets, as appropriate. Customer contracts do not generally include a significant financing component because the Company does not expect the period between customer payment and transfer of control to exceed one year. The Company does not adjust consideration for the effects of a significant financing component if the period of time between the transfer of control and the customer payment is less than one year.

The Company accounts for a contract when it has approval and commitments from both parties, the rights of the parties are identified, the payment terms are identified, the contract has commercial substance and the collectability of consideration is probable. Each contract is evaluated to determine if it includes more than one performance obligation. This evaluation requires significant judgement and the determination that the contract contains more than one performance obligation could change the amount of revenue and profit recorded in a given period. The majority of the Company’s contracts with defined scope include one significant integrated service, where the Company is responsible for ensuring the individual goods and services are incorporated into one combined output. Such contracts are accounted for as one performance obligation. When more than one distinct good or service is contracted, the contract is separated into more than one performance obligation and the total transaction price is allocated to each performance obligation based upon stand-alone selling prices. When a stand-alone selling price is not observable, it is estimated using a suitable method.

The total transaction price can be comprised of fixed consideration and variable consideration, such as profit incentives, discounts and performance bonuses or penalties. When a contract includes variable consideration, the amount included in the total transaction price is based on the expected value or the mostly likely amount, constrained to an amount that it is probable a significant reversal will not occur. Significant judgement is involved in determining if a variable consideration amount should be constrained. In applying this constraint, the Company considers both the likelihood of a revenue reversal arising from an uncertain future event and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:

•	the amount of consideration is highly susceptible to factors outside the Company’s influence, such as judgement of actions of third parties and weather conditions;

•	the length of time between the recognition of revenue and the expected resolution;

CONSOLIDATED FINANCIAL STATEMENTS	55

•	the Company’s experience with similar circumstances and similar customers, specifically when such items have predictive value;

•	the Company’s history of resolution and whether that resolution includes price concessions or changing payment terms; and

•	the range of possible consideration amounts.

The Company’s performance obligations for construction services and operations support are typically satisfied by transferring control over time, for which revenue is recognized using the percentage of completion method, measured by the ratio of costs incurred to date to estimated total costs. For defined scope contracts, the cost-to-cost method faithfully depicts the Company’s performance because the transfer of the asset to the customer occurs as costs are incurred. The costs of items that do not relate to the performance obligation, particularly in the early stages of the contract, are excluded from costs incurred to date. Pre-construction activities, such as mobilization and site setup, are recognized as contract costs on the Consolidated Balance Sheets and amortized over the life of the project. These costs are excluded from the cost-to- cost calculation. Equipment and component sales are typically satisfied at a point in time, and revenue is recognized when control of the completed asset has been transferred to the customer, along with the cost of goods sold (project costs).

The Company has elected to apply the ‘as-invoiced’ practical expedient to recognize revenue in the amount to which the Company has a right to invoice for all contracts in which the value of the performance completed to date directly corresponds with the right to consideration. This will be applied to all contracts, where applicable, and the majority of undefined scope work is expected to use this practical expedient.

The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expenses as incurred. If a loss is estimated on an uncompleted contract, a provision is made in the period in which such losses are determined.

Changes in project performance, project conditions, and estimated profitability, including those arising from profit incentives, penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedules. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will assess the legal enforceability of the change to determine if a contract modification exists. The Company considers a contract modification to exist when the modification either creates new or changes the existing enforceable rights and obligations.

Most contract modifications are for goods and services that are not distinct from the existing contract due to the integrated services provided in the context of the contract and are accounted for as part of the existing contract. Therefore, the effect of a contract modification on the transaction price and the Company’s measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis. If a contract modification is approved in scope and not price, the associated revenue is treated as variable consideration, subject to constraint. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.

In certain instances, the Company’s long-term contracts allow its customers to unilaterally reduce or eliminate scope of work without cause. These instances represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

Revenue is measured based on consideration specified in the customer contract, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specified revenue producing transaction, that are collected by the Company for a customer, are excluded from revenue.

56	NORTH AMERICAN CONSTRUCTION GROUP

d) Balance sheet classifications

A one-year time period is typically used as the basis for classifying current assets and liabilities. However, there is a possibility that amounts receivable and payable under construction contracts (principally holdbacks) may extend beyond one year.

e) Cash

Cash includes cash on hand and bank balances net of outstanding cheques.

f) Accounts receivable and contract assets

Accounts receivable are recorded when the Company has an unconditional right to consideration arising from performance of contracts with customers. Accounts receivable may be comprised of amounts billed to customers and amounts that have been earned but have not yet been billed. Such unbilled but earned amounts generally arise when a billing period ends subsequent to the end of the reporting period. When this occurs, revenue equal to the earned and unbilled amount is accrued. Such accruals are classified as accounts receivable on the balance sheet, even though they are not yet billed, as they represent consideration for work that has been completed prior to the period end where the Company has an unconditional right to consideration.

Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to (i) revenue accruals on contracts where the percentage of completion method of revenue recognition requires an accrual over what has been billed and (ii) revenue recognized from variable consideration related to unpriced contract modifications.

The Company records allowance for credit losses using the expected credit loss model upon the initial recognition of financial assets. The estimate of expected credit loss considers historical credit loss information that is adjusted for current economic and credit conditions. Bad debt expense is charged to project costs in the Consolidated Statements of Operations and Comprehensive Income in the period the allowance is recognized. The counterparties to the majority of the Company’s financial assets are major oil producers with a long history of no credit losses.

g) Contract costs

The Company occasionally incurs costs to obtain contracts (reimbursable bid costs) and to fulfill contracts (fulfillment costs). If these costs meet certain criteria, they are capitalized as contract costs, included within other assets on the Consolidated Balance Sheets. Capitalized costs are amortized based on the transfer of goods or services to which the assets relate and are included in project costs. Reimbursable bid costs meet the criteria for capitalization when these costs will be reimbursed by the owner regardless of the outcome of the bid. Generally, this occurs when the Company has been selected as the preferred bidder for a project. The Company recognizes reimbursable bid costs an expense when incurred if the amortization period of the asset that the entity would have otherwise recognized is one year or less. Costs to fulfill a contract meet the criteria for capitalization if they relate directly to a specifically identifiable contract, they generate or enhance resources that will be used to satisfy future performance obligations and if the costs are expected to be recovered. The costs that meet this criterion are often mobilization and site set-up costs. Contract costs are recorded within other assets on the Consolidated Balance Sheets.

h) Remaining performance obligations

Remaining performance obligation represents the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period. Certain of the Company’s long-term contracts can allow customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods. Excluded from this disclosure are amounts where the Company recognizes revenue as-invoiced (note 6(c)). Remaining performance obligations are recorded within contract assets and contract liabilities on the Consolidated Balance Sheets.

i) Contract liabilities

Contract liabilities consist of advance payments and billings in excess of costs incurred and estimated earnings on uncompleted contracts.

CONSOLIDATED FINANCIAL STATEMENTS	57

j) Inventories

Inventories are carried at the lower of cost and net realizable value, and consist primarily of repair parts, parts and components held for resale, tires and track frames, fuel and lubricants, and customer rebuild work in progress. Cost is determined using the weighted-average method.

k) Property, plant and equipment

Property, plant and equipment are recorded at cost. Equipment under finance lease is recorded at the present value of minimum lease payments at the inception of the lease.

Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. The capitalized interest is amortized at the same rate as the respective asset. Depreciation is not recorded until an asset is available for use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate

Heavy equipment	Units of production	3,000 – 120,000 hours
Major component parts in use	Units of production	2,500 – 70,000 hours
Other equipment	Straight-line	5 – 10 years
Licensed motor vehicles	Straight-line	5 – 10 years
Office and computer equipment	Straight-line	4 – 10 years
Furnishings, fixtures and facilities	Straight-line	10 – 30 years
Buildings	Straight-line	10 – 50 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Land	No depreciation	No depreciation

The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.

l) Goodwill

Goodwill represents the excess of consideration over the fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed in a business combination. Goodwill is reviewed annually on October 1st for impairment or more frequently when there is an indication of potential impairment. Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates. The annual test was performed on the acquired goodwill with no impairment identified.

m) Intangible assets

Acquired intangible assets with finite lives are recorded at historical cost net of accumulated amortization and accumulated impairment losses, if any. The cost of intangible assets acquired in an asset acquisition are recorded at cost based upon relative fair value as at the acquisition date. Costs incurred to increase the future benefit of intangible assets are capitalized. Intangible assets are recorded with goodwill on the Consolidated Balance Sheets.

Intangible assets with definite lives are amortized over their estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at the end of each reporting period.

Estimated useful lives of definite lived intangible assets and corresponding amortization method are:

Assets	Basis	Rate

Internal-use software	Straight-line	4 years
Customer relationship	Straight-line	4 years

58	NORTH AMERICAN CONSTRUCTION GROUP

n) Impairment of long-lived assets

Long-lived assets or asset groups held and used including property, plant and equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to the Consolidated Statements of Operations and Comprehensive Income. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

At each reporting period, the Company reviews the carrying value of its long-lived assets for indications of impairment. At December 31, 2021, there were no impairment indicators identified, as there had been no material declines in the operating environment or expected financial results.

o) Assets held for sale

Long-lived assets are classified as held for sale when certain criteria are met, which include:

•	management, having the authority to approve the action, commits to a plan to sell the assets;

•	the assets are available for immediate sale in their present condition;

•	an active program to locate buyers and other actions to sell the assets have been initiated;

•	the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;

•	the assets are being actively marketed at reasonable prices in relation to their fair value; and

•	it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.

Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.

Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Once the Company has determined that the equipment will be disposed, and the criteria for assets held for sale are met, the unit is recorded in assets held for sale at the lower of depreciated cost or net realizable value.

p) Foreign currency translation

The functional currency of the Company and the majority of its subsidiaries is Canadian Dollars. Transactions recorded within these subsidiaries that are denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities within these subsidiaries denominated in foreign currencies are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. The resulting foreign exchange gains and losses are included in the determination of earnings and included within general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

CONSOLIDATED FINANCIAL STATEMENTS	59

Accounts of the Company’s Australia-based subsidiary, which has an Australian Dollar functional currency and US- based subsidiaries, which have US Dollar functional currency are translated into Canadian Dollars using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items are translated at the average rate of exchange for the period. The resulting unrealized exchange gains and losses from these translation adjustments are included as a separate component of shareholders’ equity in Accumulated Other Comprehensive Income. The effect of exchange rate changes on cash balances held in foreign currencies is separately reported as part of the reconciliation of the change in cash and for the period.

q) Fair value measurement

Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

r) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

s) Stock-based compensation

The Company has a Restricted Share Unit (“RSU”) Plan which is described in note 19(a). RSUs are generally granted effective July 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs generally vest at the end of the three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement. Compensation expense is calculated based on the number of vested RSUs multiplied by the fair value of each RSU as determined by the volume weighted-average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value was to be determined. The Company recognizes compensation cost over the three-year term in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company’s common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs.

The Company has a Performance Restricted Share Unit (“PSU”) plan which is described in note 19(b). The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criterion includes the passage of time and is based upon the improvement of total shareholder return (“TSR”) as compared to a defined company Canadian peer group. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. The grants are measured at fair value on the grant date using a Monte Carlo model. At the maturity

60	NORTH AMERICAN CONSTRUCTION GROUP

date, the Human Resources and Compensation Committee will assess actual performance against the performance criteria and determine the number of PSUs that have been earned. The Company intends to settle all PSUs with common shares purchased on the open market through a trust arrangement. The Company recognizes compensation cost over the three-year term of the PSU in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital.

The Company has a Deferred Stock Unit (“DSU”) Plan which is described in note 19(c). The DSU plan enables directors and executives to receive all or a portion of their annual fee or annual executive bonus compensation in the form of DSUs and are settled in cash. Compensation expense is calculated based on the number of DSUs multiplied by the fair market value of each DSU as determined by the volume weighted-average trading price of the Company’s common shares for the 5 trading days immediately preceding the day on which the fair market value is to be determined, with any changes in fair value recognized in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income. Compensation costs related to DSUs are recognized in full upon the grant date as the units vest immediately. When dividends are paid on common shares, additional dividend equivalent DSUs are granted to all DSU holders as of the dividend payment date. The number of additional DSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding DSUs, divided by the fair market value of the Company’s common shares on the dividend payment date. Such additional DSUs are granted subject to the same service criteria as the underlying DSUs.

The Company had a Share Option Plan which is described in note 19(d). Effective November 17, 2021, this plan was terminated. The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.

As stock-based compensation expense recognized in the Consolidated Statements of Operations and Comprehensive Income is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimated.

t) Net income per share

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period (see note 17(b)). Diluted net income per share is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the year, adjusted for dilutive share amounts. The diluted per share amounts are calculated using the treasury stock method and the if-converted method.

u) Leases

For lessee accounting, the Company determines whether a contract is or contains a lease at inception of the contract. At the lease commencement date, the Company recognizes a right-of-use (“ROU”) asset and a lease liability. The ROU asset for operating and finance leases are included in operating lease right-of-use assets and property, plant and equipment, respectively, on the Consolidated Balance Sheets. The lease liability for operating and finance leases are included in operating lease liabilities and finance lease obligations, respectively.

Operating and finance lease assets and liabilities are initially measured at the present value of lease payments at the commencement date. Subsequently, finance lease liabilities are measured at amortized cost using the effective interest rate method and operating lease liabilities are measured at the present value of unpaid lease payments.

As most of the Company’s operating lease contracts do not provide the implicit interest rate, nor can the implicit interest rate be readily determined, the Company uses its incremental borrowing rate as the discount rate for determining the present value of lease payments. The Company’s incremental borrowing rate for a lease is the rate that the Company would pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company uses the lease implicit interest rate when it is determinable.

The lease term for all of the Company’s leases includes the non-cancellable period of the lease plus any period covered by options to extend (or not to terminate) the lease term when it is reasonably certain that the Company will exercise that option.

CONSOLIDATED FINANCIAL STATEMENTS	61

Lease payments are comprised of fixed payments owed over the lease term and the exercise price of a purchase option if the Company is reasonably certain to exercise the option. The ROU assets for both operating and finance leases are initially measured at cost, which consists of the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. Subsequently, the ROU assets for finance leases are amortized on a straight-line basis from the lease commencement date to the earlier of the end of its useful life or the end of the lease term. For finance leases, ROU asset depreciation expense is recognized and presented separately from interest expense on the lease liability through depreciation and interest expense, net, respectively. The ROU asset for operating leases is measured at the amortized value of the ROU asset. For operating leases, amortization of the ROU asset is calculated as the current-period lease cost adjusted by the lease liability accretion to the then outstanding lease balance. Lease expense of the operating lease ROU asset is recognized on a straight-line basis over the remaining lease term through general and administrative expenses.

ROU assets for operating and finance leases are reduced by any accumulated impairment losses. The Company’s existing accounting policy for impairment of long-lived assets is applied to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to be recognized.

The Company monitors for events or changes in circumstances that require a reassessment of one or more of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset.

The Company generally accounts for contracts with lease and non-lease components separately. This involves allocating the consideration in the contract to the lease and non-lease components based on each component’s relative standalone price. For certain leases, the Company has elected to apply the practical expedient to account for the lease and non-lease components together as a single lease component. Non-lease components include common area maintenance and machine maintenance. For those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract.

ROU assets and lease liabilities for all leases that have a lease term of 12 months or less (“short-term leases”) are not recognized. The Company recognizes its short-term lease payments as an expense on a straight-line basis over the lease term. Short-term lease variable payments are recognized in the period in which the payment is assessed.

For lessor accounting, the Company entered into contracts to sublease certain operating property leases to third parties and generally accounts for lease and non-lease components of subleases separately. The Company also entered into agreements as a lessor for equipment leases.

If any of the following criteria are met, the Company classifies the lease as a sales-type lease:

•	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

•	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

•

The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease;

•

The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

•	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

When none of these criteria are met, the Company classifies the lease as an operating lease unless both of the following criteria are met, in which case the Company records the lease as a direct financing lease:

•

The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments and/or any other third party unrelated to the lessor equals or exceeds substantially all of the fair value of the underlying asset.

62	NORTH AMERICAN CONSTRUCTION GROUP

•	It is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee.

For sales-type leases, the Company recognizes the net investment in the lease, and derecognizes the underlying asset on the Consolidated Balance Sheets. The interest income over the lease term is recognized in the Consolidated Statements of Operations and Comprehensive Income, with cash received from leases classified as operating cash flows in the Consolidated Statements of Cash Flows. The difference between the cash received from leases and the interest income is the reduction of the initial net investment. The net investment at the end of the lease term will equate to the estimated residual value at lease inception. For operating leases, the Company continues to recognize the underlying asset on the Consolidated Balance Sheets, and lease income is recognized in revenue, straight-line over the lease term in the Consolidated Statements of Operations and Comprehensive Income. The cash received from leases are classified as operating cash flows on the Consolidated Statements of Cash Flows.

v) Deferred financing costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt are presented as deferred financing costs. Deferred financing costs related to the mortgage and the issuance of Convertible Debentures are included within liabilities on the Consolidated Balance Sheets and are amortized using the effective interest rate method over the term to maturity. Deferred financing costs related to revolving facilities under the credit facilities are included within other assets on the Consolidated Balance Sheets and are amortized ratably over the term of the Credit Facility.

w) Investments in affiliates and joint ventures

Upon inception or acquisition of a contractual agreement, the Company performs an assessment to determine whether the arrangement contains a variable interest in a legal entity and whether that legal entity is a variable interest entity (“VIE”). Where it is concluded that the Company is the primary beneficiary of a VIE, the Company will consolidate the accounts of that VIE. Other qualitative factors that are considered include decision-making responsibilities, the VIE capital structure, risk and rewards sharing, contractual agreements with the VIE, voting rights and level of involvement of other parties. The Company assesses the primary beneficiary determination for a VIE on an ongoing basis as changes occur in the facts and circumstances related to a VIE. If an entity is determined not to be a VIE, the voting interest entity model will be applied. The maximum exposure to loss as a result of involvement with the VIE is the Company’s share of the investee’s net assets.

The Company utilizes the equity method to account for its interests in affiliates and joint ventures that the Company does not control but over which it exerts significant influence. The equity method is typically used when it has an ownership interest of between 15% and 50% in an entity, provided the Company is able to exercise significant influence over the investee’s operations. Significant influence is the power to participate in the financial and operating policy decisions of the investee.

Under the equity method, the investment in an affiliate or a joint venture is initially recognized at cost. Transaction costs that are incremental and directly attributable to the investment in the affiliate or joint venture are included in the cost. The total initial cost of the investment is attributable to the net assets in the equity investee at fair value and additional assets acquired including intangible assets.

The carrying amount of investment is adjusted to recognize changes in the Company’s share of net assets of the affiliate or joint venture since the acquisition date.

The aggregate of the Company’s share of profit or loss of affiliates and joint ventures is shown on the face of the Consolidated Statements of Operations and Comprehensive Income, representing profit or loss after in the subsidiaries of the affiliate or joint venture. Transactions between the Company and the affiliate or joint venture are eliminated to the extent of the interest in the affiliate or joint venture. When the Company earns revenue on downstream sales to affiliate or joint ventures, it eliminates its proportionate share of profit through revenue and project or equipment costs.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its affiliate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the affiliate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within “equity earnings in affiliates and joint ventures” in the Consolidated Statements of Operations and Comprehensive Income. Upon loss of significant

CONSOLIDATED FINANCIAL STATEMENTS	63

influence over the associate or joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in the Consolidated Statements of Operations and Comprehensive Income.

x) Government assistance

The Company may receive compensation from government-funded assistance, which provides compensation for expenses incurred. These amounts are recognized in the Consolidated Statements of Operations and Comprehensive Income on a systematic basis in the periods in which the expenses are recognized. These amounts are presented as a reduction to the related expense.

y) Derivative instruments

The Company may periodically use derivative financial instruments to manage financial risks from fluctuations in share prices. These instruments included swap agreements related to the conversion of convertible debentures. Such instruments were only used for risk management purposes. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Derivative financial instruments are subject to standard terms and conditions, financial controls, management and risk monitoring procedures including Board approval for all significant transactions. These derivative financial instruments were not designated as hedges for accounting purposes and were recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statements of Operations and Comprehensive Income.

z) Business combinations

Business combinations are accounted for using the acquisition method. Assets acquired and liabilities assumed are recorded at the acquisition date at their fair values. The Company measures goodwill as the excess of the total cost of acquisition over the fair value of identifiable net assets of an acquired business at the acquisition date. Any contingent consideration payable is recognized at fair value at the acquisition date. The current portion of the consideration payable is recorded in accrued liabilities and long-term portion is recorded in other long-term obligations on the Consolidated Balance Sheets, with any subsequent changes to fair value recorded in other income in Consolidated Statement of Operations and Comprehensive Income. Acquisition-related costs are expensed when incurred in general and administrative charges.

3. Accounting pronouncements recently adopted

a) Business Combinations

In October 2021, the FASB issued ASU 2021-08, Business Combinations. The accounting standard update was issued to improve the accounting for acquired revenue contracts with customers in a business combination. This update requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606 – Revenue from Contract with Customers. The adoption of this new standard did not have an impact to the consolidated financial statements.

b) Government Assistance

In November 2021, the FASB issued ASU 2021-10, Government Assistance. The accounting standard update was issued to increase the transparency of government assistance including the disclosure of 1) the type of assistance, 2) an entity’s accounting for the assistance, and 3) the effect of the assistance on an entity’s financial statements. The adoption of this new standard did not have a material impact to the consolidated financial statements.

4. Recent accounting pronouncements not yet adopted

a) Debt with Conversion and Other Options

In September 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options and Derivatives and Hedging – Contracts in Entity’s own Equity. This accounting standard update was issued to address issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. This standard is effective January 1, 2022 with early adoption permitted. The Company is assessing the impact that the adoption of this standard may have on its consolidated financial statements.

64	NORTH AMERICAN CONSTRUCTION GROUP

5. Accounts receivable

		December 31, 2021	December 31, 2020
	Note		Note 22

Trade	11	$51,774	$23,637

Holdbacks		380	64

Accrued trade receivables		12,266	8,415

Contract receivables		$64,420	$32,116

Other		4,367	4,115

		$68,787	$36,231

Holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved. Information about the Company’s exposure to credit risks and impairment losses for trade and other receivables is included in note 16(d).

6. Revenue

a) Disaggregation of revenue

Year ended December 31,	2021	2020
		Note 22

Revenue by source

Operations support services	$600,308	$486,926

Equipment and component sales	28,603	4,625

Construction services	25,232	6,917

	$654,143	$498,468

By commercial terms

Time-and-materials	$388,998	$262,429

Unit-price	253,840	225,186

Lump-sum	11,305	10,853

	$654,143	$498,468

Revenue recognition method

As-invoiced	$407,496	$335,927

Cost-to-cost percent complete	218,044	157,916

Point-in-time	28,603	4,625

	$654,143	$498,468

b) Contract balances

Contract assets:

Year ended December 31,	2021	2020
		Note 22

Balance, beginning of year	$7,008	$19,094

Transferred to receivables from contract assets recognized at the beginning of the period	(7,008)	(19,094)

Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period	8,838	5,805

Increases as a result of work completed, but not yet an unconditional right to consideration	921	1,203

Balance, end of year	$9,759	$7,008

Contract liabilities:

Year ended December 31,	2021	2020
		Note 22

Balance, beginning of year	$1,512	$23

Revenue recognized that was included in the contract liability balance at the beginning of the period	(899)	(23)

Increases due to cash received, excluding amounts recognized as revenue during the period	2,736	1,512

Balance, end of year	$3,349	$1,512

CONSOLIDATED FINANCIAL STATEMENTS	65

The following table provides information about revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods:

Year ended December 31,	2021	2020

Revenue recognized	$3,572	$1,403

These amounts relate to cumulative catch-up adjustments arising from changes in estimated project costs on cost-to-cost percent complete jobs and final settlement of constrained variable consideration.

c) Transaction price allocated to the remaining performance obligations

The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

For the year ended December 31,

2022	$116,352

2023	10,500

2024	8,362

2025	6,226

$141,440

d) Contract costs

The following table summarizes contract costs included within other assets on the Consolidated Balance Sheets.

	December 31, 2021	December 31, 2020

Fulfillment costs	$2,673	$1,432

Reimbursable bid costs	—	537

	$2,673	$1,969

During the year ended December 31, 2021, fulfillment costs of $2,909 and reimbursable bid costs of $1,464 were capitalized (December 31, 2020 – $2,256 and $537, respectively). During the year ended December 31, 2021, fulfillment costs of $1,668 and reimbursable bid costs of $2,001 were recognized (December 31, 2020 – $1,841 and $nil, respectively). Reimbursable bid costs received in excess of amounts capitalized have been recognized in general and administrative expenses as a recovery.

7. Inventory

The following table summarizes the Company’s major classes of inventory:

	December 31, 2021	December 31, 2020

		Note 22

Repair parts	$19,519	$14,684

Parts, equipment and components held for resale	15,858	—

Tires and track frames	2,617	2,546

Fuel and lubricants	1,832	1,921

Customer rebuild work in process	4,718	—

	$44,544	$19,151

During the year ended December 31, 2021, parts and components held for resale increased upon the acquisition of DGI (Aust) Trading Pty Ltd. (“DGI”) (note 12).

66	NORTH AMERICAN CONSTRUCTION GROUP

8. Long-term debt

		December 31, 2021	December 31, 2020

	Note		Note 22

Credit Facility	8(a)	$110,000	$220,000

Convertible debentures	8(b)	129,750	55,000

Mortgage	8(e)	30,000	21,206

Financing obligations	8(c)	47,945	50,923

Promissory note	8(d)	13,210	12,726

Unamortized deferred financing costs	8(f)	(5,178)	(2,196)

		$325,727	$357,659

Less: current portion of long-term debt		(19,693)	(16,263)

		$306,034	$341,396

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2021 are: $19.7 million in 2022, $20.3 million in 2023, $128.4 million in 2024, $5.9 million in 2025 and $156.6 million in 2026 and thereafter.

a) Credit Facility

On September 29, 2021, the Company entered into an Amended and Restated Credit Agreement (the “Credit Facility”) with a banking syndicate that allows borrowing under the revolving loan to $325.0 million with the ability to increase the maximum borrowings by $50.0 million, subject to certain conditions. The amended agreement extended the facility maturity from October 8, 2023 to October 8, 2024, with an option to extend on an annual basis, subject to certain conditions. The Credit Facility permits finance lease obligations to a limit of $150.0 million and certain other borrowings outstanding to a limit of $20.0 million. In the amended agreement, the permitted amount of $150.0 million was expanded to include guarantees provided by the Company to a permitted joint venture, provided that value of such obligations shall not exceed the permitted amount.

As at December 31, 2021, there was $33.9 million (December 31, 2020 – $0.9 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $181.1 million (December 31, 2020 – $104.1 million). As at December 31, 2021, there was an additional $28.6 million in borrowing availability under finance lease obligations (December 31, 2020 – $29.6 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint venture that the Company guarantees.

The Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis. As at December 31, 2021, the Company was in compliance with its financial covenants.

•	The first covenant is the Senior Leverage Ratio which is Bank Senior Debt plus outstanding letters of credit compared to Bank EBITDA less NACG Acheson Ltd. rental revenue.

¡

“Bank Senior Debt” is defined as the Company’s long-term debt, finance leases and outstanding letters of credit, excluding Convertible Debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures.

¡

“Bank EBITDA” is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income.

¡

The Senior Leverage Ratio must be less than or equal to 3.0:1. In the event the Company enters into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition.

CONSOLIDATED FINANCIAL STATEMENTS	67

•	The second covenant is the Fixed Charge Coverage Ratio which is defined as Bank EBITDA less cash taxes compared to Fixed Charges.

¡	“Fixed Charges” is defined as cash interest, scheduled payments on debt, unfunded cash distributions by the Company and unfunded capital expenditures.

¡	The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.

The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (“LIBOR”) (all such terms as used or defined in the Credit Facility), plus applicable margins. Effective December 31, 2021, LIBOR will be discontinued for future contracts; however, it will be available and published until June 2023 for contracts entered before 2022. During the transition, the Company will either have the option to use LIBOR until June 2023 or to choose an alternative rate like Secured Overnight Financing Rate (“SOFR”). The Company is also subject to non-refundable standby fees, 0.40% to 0.75% depending on the Company’s Total Debt to Bank EBITDA Ratio. Total debt (“Total Debt”) is defined in the Credit Facility as long-term debt including finance leases and letters of credit, excluding convertible debentures, deferred financing costs, the mortgage related to NACG Acheson Ltd., and other non-recourse debt. The Credit Facility is secured by a first priority lien on all of the Company’s existing and after-acquired property excluding the Company’s first securities interests on the Business Development Bank of Canada (“BDC”) mortgage.

On December 3, 2021, the Company entered into an agreement with a financial institution to provide guarantee on a revolving equipment lease credit facility of $45.0 million for Mikisew North American Limited Partnership, an affiliate of the Company. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. As at December 31, 2021, the available balance on this facility was $28.1 million. At this time, there have been no instances or indication that payments will not be made by MNALP. Therefore, no liability has been recorded.

b) Convertible debentures

	December 31, 2021	December 31, 2020

5.50% convertible debentures	$74,750	$—

5.00% convertible debentures	55,000	55,000

	$129,750	$55,000

On June 1, 2021, the Company issued $65,000 aggregate principal amount of 5.50% convertible unsecured subordinated debentures. On June 4, 2021, the underwriters exercised the over-allotment option, in full, purchasing an additional $9,750 aggregate principal amount of 5.50% convertible unsecured subordinated debentures.

The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs

5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.75	$40.4040	$3,531

5.00% convertible debentures	March 20, 2019	March 31, 2026	$26.25	$38.0952	$2,691

Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year, commencing on December 31, 2021. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.

The 5.50% convertible debentures are not redeemable prior to June 30, 2024, except under certain exceptional circumstances. The 5.50% convertible debentures may be redeemed at the option of the Company, in whole or in part, at any time on or after June 30, 2024 at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price; and on or after June 30, 2026 at a redemption price equal to the principal amount. In each case, the Company will pay accrued and unpaid interest on the debentures redeemed to the redemption date.

68	NORTH AMERICAN CONSTRUCTION GROUP

The 5.00% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase all of the 5.00% convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.

During the year ended December 31, 2021, the Company realized a gain of $7,071 (unrealized gain for the year ended December 31, 2020 of $4,334) on the swap agreement related to the 5.50% convertible debentures that were issued in 2017 and redeemed through issuance of 4,583,655 common shares in April 2020. This swap agreement was completed on September 30, 2021 and the derivative financial instrument recorded on the Consolidated Balance Sheet was extinguished at that time.

c) Financing obligations

During the year ended December 31, 2021, the Company recorded new financing obligations of $11,700. The financing contract expires on February 9, 2026. The Company is required to make monthly payments over the life of the contract with an annual interest rate of 2.23%. The financing obligations are secured by the corresponding property, plant and equipment.

d) Promissory note

During the year ended December 31, 2021, the Company recorded a new equipment promissory note of $4,300. The contract expires on August 5, 2025. The Company is required to make monthly payments over the life of the contract with an annual interest rate of 4.20%. The promissory note is secured by the corresponding property, plant and equipment. The Company also acquired a new promissory note of $370 upon acquisition of DGI (note 12). The contract expires in November 2023 and bears interest at 2.90%. During the year ended December 31, 2021, the Company made payments of $4,185 towards promissory notes.

e) Mortgage

On October 28, 2021, the Company entered into an updated mortgage agreement with BDC which increased the mortgage amount from $21.1 million to $30.0 million. The updated mortgage includes additional loan of $7.0 million for a building expansion and a $1.9 million cash advance. The mortgage has a maturity date of November 1, 2046 and bears variable interest at BDC’s floating base rate of 5.60% minus a variance of 2.20%, equal to 3.40%.

f) Deferred financing costs

	December 31, 2021	December 31, 2020

Cost	$6,351	$2,784

Accumulated amortization	1,173	588

	$5,178	$2,196

During the year ended December 31, 2021, the Company recognized accelerated amortization of $1,064 due to the early conversion of convertible debentures.

CONSOLIDATED FINANCIAL STATEMENTS	69

9. Property, plant and equipment

December 31, 2021	Cost	Accumulated Depreciation	Net Book Value

Owned assets

Heavy equipment	$353,037	$105,686	$247,351

Major component parts in use	343,048	131,157	211,891

Other equipment	45,096	30,633	14,463

Licensed motor vehicles	15,113	10,838	4,275

Office and computer equipment	7,002	4,891	2,111

Buildings	29,406	3,748	25,658

Capital inventory	24,605	—	24,605

Land	10,472	—	10,472

	827,779	286,953	540,826

Assets under finance lease

Heavy equipment	92,690	28,504	64,186

Major component parts in use	52,679	21,996	30,683

Other equipment	4,633	1,281	3,352

Licensed motor vehicles	2,674	771	1,903

	152,676	52,552	100,124

Total property, plant and equipment	$980,455	$339,505	$640,950

December 31, 2020 Note 22	Cost	Accumulated Depreciation	Net Book Value

Owned assets

Heavy equipment	$351,842	$102,469	$249,373

Major component parts in use	304,205	111,583	192,622

Other equipment	41,784	26,918	14,866

Licensed motor vehicles	15,747	10,370	5,377

Office and computer equipment	6,337	4,137	2,200

Buildings	22,582	3,040	19,542

Capital inventory	21,817	—	21,817

Land	10,472	—	10,472

	774,786	258,517	516,269

Assets under finance lease

Heavy equipment	97,871	25,454	72,417

Major component parts in use	52,798	16,264	36,534

Other equipment	5,287	966	4,321

Licensed motor vehicles	3,629	960	2,669

	159,585	43,644	115,941

Total property, plant and equipment	$934,371	$302,161	$632,210

10. Finance and operating leases

As a lessee, the Company has finance and operating leases for heavy equipment, shop facilities, vehicles and office facilities. These leases have terms of 1 to 15 years, with options to extend on certain leases for up to five years. The Company generates operating lease income from the sublease of certain office facilities and heavy equipment rentals.

70	NORTH AMERICAN CONSTRUCTION GROUP

a) Minimum lease payments and receipts

The future minimum lease payments and receipts from non-cancellable operating leases as at December 31, 2021 for the periods shown are as follows:

	Payments		Receipts

For the year ending December 31,	Finance Leases	Operating Leases	Operating leases

2022	$26,398	$3,845	$5,497

2023	18,272	2,581	4,355

2024	9,743	1,371	493

2025	1,448	1,429	—

2026 and thereafter	1,148	8,902	—

Total minimum lease payments	$57,009	$18,128	$10,345

Less: amount representing interest	(2,288)	(3,350)

Carrying amount of minimum lease payments	$54,721	$14,778
Less: current portion of leases	(25,035)	(3,317)

	$29,686	$11,461

b) Lease expenses and (income)

Year ended December 31,	2021	2020

Short-term lease expense	$27,421	$14,654

Operating lease expense	4,556	4,740

Operating lease income	(7,074)	(8,118)

During the year ended December 31, 2021, depreciation of equipment under finance leases was $21,343 (December 31, 2020 – $17,147).

c) Supplemental balance sheet information

	December 31, 2021	December 31, 2020

Net book value of property, plant and equipment under finance leases	$100,124	$115,941

Weighted-average remaining lease term (in years):

Finance leases	2.5	3.0

Operating leases	8.3	8.1

Weighted-average discount rate:

Finance leases	3.22%	3.66%

Operating leases	4.68%	4.72%

11. Investments in affiliates and joint ventures

On October 13, 2021, the Company entered into the Limited Liability Company Agreement with Concessions Fargo Holdings, LLC, S&B USA Concessions – Fargo LP to form Red River Valley Alliance, LLC (“RRVA”). On August 19, 2021, RRVA entered into an agreement with the Metro Flood Diversion Authority to design, construct, finance, operate and maintain a diversion channel and associated infrastructure that will form part of the Fargo-Moorhead Metropolitan Area Flood Risk Management Project. The Company holds 15% interest in the investment and can exercise significant influence over the financial and operational policies of the joint venture through its voting rights, therefore the equity method of accounting is used to account for this investment.

On July 20, 2021, the Company entered into a Joint Venture Agreement with Acciona Construction USA Corp. (“Acciona”), and Shikun and Binui – America Inc. (“SBA”), to form ASN Constructors. The joint venture formalizes the relationship in terms of the participation in the Fargo Moorhead Area Diversion Project for which the ASN Constructors entered into a design and build contract with RRVA for the Fargo project agreement. The agreement was effective August 19, 2021. The Company holds 30% proportional share of interest and cost sharing through the joint venture agreement. The Company can exercise influence over the financial and operational policies of the joint venture through its voting rights, therefore the equity method of accounting is used to account for this investment.

CONSOLIDATED FINANCIAL STATEMENTS	71

The following is a summary of the Company’s interests in its various affiliates and joint ventures, which it accounts for using the equity method:

Affiliate or joint venture name:	Interest

Nuna Group of Companies

1229181 B.C Ltd.	49%

North American Nuna Joint Venture	50%

Nuna East Ltd.	37%

Nuna Pang Contracting Ltd.	37%

Nuna West Mining Ltd.	49%

NAYL Realty Inc.	49%

BNA Remanufacturing Limited Partnership	50%

Dene North Site Services Partnership	49%

Mikisew North American Limited Partnership	49%

ASN Constructors	30%

Red River Valley Alliance LLC	15%

The following table summarizes the movement in the investments in affiliates and joint ventures balance during the year:

	December 31, 2021	December 31, 2020

		Note 22

Balance, beginning of the year	$46,263	$45,015

Investments in affiliates and joint ventures	2,321	2,790

Share of net income	21,860	7,740

Dividends and advances received from affiliates and joint ventures	(11,270)	(8,621)

Other adjustments	(3,200)	(661)

Balance, end of the year	$55,974	$46,263

During the year ended December 31, 2021, the Company invested $1,959 in cash and $362 in property, plant and equipment for the investments in Mikisew North American Limited Partnership and BNA Remanufacturing Limited Partnership, respectively.

The financial information for the Company’s share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:

Balance Sheets

	December 31, 2021	December 31, 2020

		Note 22

Assets

Current assets	$118,371	$55,887

Non-current assets	42,406	43,020

Total assets	$160,777	$98,907

Liabilities

Current liabilities	$82,926	$27,772

Non-current liabilities	21,877	24,872

Total liabilities	$104,803	$52,644

Net investments in affiliates and joint ventures	$55,974	$46,263

72	NORTH AMERICAN CONSTRUCTION GROUP

Statements of Operations

Year ended December 31,	2021	2020

Revenue	$332,440	$159,054

Gross profit	33,641	17,220

Income before taxes	25,064	9,113

Net income	21,860	7,740

Related parties

The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing.

	December 31, 2021	December 31, 2020

		Note 22

Accounts receivable	$31,050	$3,808

Other assets	2,162	1,432

Accounts payable and accrued liabilities	286	5,296

The Company enters into transactions with a number of its joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, equipment rental revenue, equipment and component sales, and management fees. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the years ended December 31, 2021 and 2020, revenue earned from these services was $356,592 and $191,104, respectively. The majority of services provided in the oil sands region are being completed through the Mikisew North American Limited Partnership. This joint venture performs the role of contractor and sub-contracts work to the Company.

12. Business acquisition

On July 1, 2021, the Company acquired all the shares and business of DGI (Aust) Trading Pty Ltd., a supplier of production-critical mining equipment and components based in Kempsey, New South Wales, Australia for total consideration of $18,441, comprised of a cash payment and contingent consideration in the form of an earn-out to be paid based on the earnings of DGI over the next four annual periods.

The following table summarizes the total consideration paid for DGI shareholders and the fair value of the assets acquired and liabilities assumed at the acquisition date:

July 1, 2021

Cash consideration	$13,724

Earn-out at estimated fair value	4,717

Total consideration	$18,441

Purchase price allocation to assets acquired and liabilities assumed:

Cash	$2,329

Accounts receivable	1,910

Inventory	13,713

Prepaid expenses and deposits	971

Property, plant and equipment	1,176

Operating lease right-of-use asset	749

Intangible assets	2,575

Accounts payable	(3,560)

Accrued liabilities	(718)

Long-term debt	(370)

Operating lease liability	(749)

Deferred tax liability	(128)

Total identifiable net assets at fair value	$17,898

Goodwill arising on acquisition	$543

CONSOLIDATED FINANCIAL STATEMENTS	73

The fair value of acquired identified intangible assets, consists of $595 in brand with an indefinite useful life and $1,980 in customer relationships with a useful life of four years.

The fair value of acquired inventory consists of used mining equipment and related components for resale.

During the year ended December 31, 2021, the Company recognized $209 of acquisition related costs associated with professional and legal advisory fees in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

During the year ended December 31, 2021, the Company recognized $12,687 or 2% of revenue and $605 or 1% of net income from DGI recorded in the Consolidated Statement of Operations and Comprehensive Income.

The pro forma disclosures related to the effect of the acquisition have been excluded on the basis of immateriality.

13. Income taxes

Income tax expense differs from the amount that would be computed by applying the federal and provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended December 31,	2021	2020

Income before income taxes	$60,693	$60,472

Equity earnings in affiliates and joint ventures	(21,860)	(7,740)

	$38,833	$52,732

Tax rate	23.00%	23.00%

Expected expense	$8,932	$12,128

Adjustments related to:

Stock-based compensation	1,043	(113)

Foreign tax rate differential	233	—

Other	(923)	(751)

Total income tax expense	$9,285	$11,264

Current income tax expense	$1,000	$—

Deferred income tax expense	8,285	11,264

Total income tax expense	$9,285	$11,264

The deferred tax assets and liabilities are summarized below:

	December 31, 2021	December 31, 2020

Deferred tax assets:

Non-capital and net capital loss carryforwards	$40,367	$40,758

Finance lease obligations	24,785	27,736

Stock-based compensation	4,029	2,872

Other	2,093	1,990

Subtotal	$71,274	$73,356

Less: valuation allowance	—	(391)

	$71,274	$72,965

Deferred tax liabilities:

Contract assets	$932	$1,524

Property, plant and equipment	124,265	117,768

Other	2,277	1,461

	$127,474	$120,753

Net deferred income tax liability	$56,200	$47,788

Classified as:
	December 31, 2021	December 31, 2020

Deferred tax asset	$—	$16,407

Deferred tax liability	(56,200)	(64,195)

	$(56,200)	$(47,788)

74	NORTH AMERICAN CONSTRUCTION GROUP

The Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction, multiple provincial jurisdictions, the U.S. federal jurisdiction, three U.S state jurisdictions and the Australia federal jurisdiction.

At December 31, 2021, the Company has a deferred tax asset of $40,367 resulting from non-capital loss carryforwards of $175,509, which expire as follows:

December 31, 2021

2026	3

2027	278

2032	176

2033	9,095

2036	1,213

2037	17,799

2038	86,979

2039	37,798

2040	18,188

2041	3,980

$175,509

14. Accrued liabilities

		December 31, 2021	December 31, 2020

	Note		Note 22

Payroll liabilities		$16,888	$11,869

Income and other taxes payable		5,064	3,205

Dividends payable	17(c)	1,137	1,167

Accrued interest payable		1,331	856

Liabilities related to short-term rentals		2,678	730

Funding obligations		3,022	—

Obligation related to acquisition earn-out liability		1,571	—

Other		1,698	1,555

		$33,389	$19,382

15. Other long-term obligations

		December 31, 2021	December 31, 2020

	Note		Note 22

Directors’ deferred stock unit plan	19(c)	$17,515	$10,761

Deferred gain on sale-leaseback	15(a)	2,954	4,748

Obligation related to acquisition earn-out liability	12	3,098	—

Other		2,833	3,341

		$26,400	$18,850

a) Deferred gain on sale-leaseback

Changes in deferred gains on sale-leaseback transactions of heavy equipment are summarized below.

	December 31, 2021	December 31, 2020

		Note 22

Balance, beginning of year	$4,748	$6,593

Amortization of deferred gain on sale-leaseback	(1,794)	(1,845)

Balance, end of year	$2,954	$4,748

The gain on sale was deferred and is being amortized under depreciation in the Consolidated Statements of Operations and Comprehensive Income over the expected useful life of the equipment.

CONSOLIDATED FINANCIAL STATEMENTS	75

16. Financial instruments and risk management

a) Fair value measurements

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of fair value and such value may never actually be realized.

The fair values of the Company’s cash, accounts receivable, contract assets, loans to affiliates and joint ventures (included in other assets), acquisition earn-out liability, accounts payable, accrued liabilities and contract liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes and mortgages have carrying values that are not materially different than their fair values due to similar instruments bearing similar interest rates.

Financial instruments with carrying amounts that differ from their fair values are as follows:

		December 31, 2021		December 31, 2020

	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value

					Note 22

Convertible debentures	Level 1	129,750	135,963	55,000	52,250

Financing obligations	Level 2	47,945	47,010	50,923	49,743

b) Risk management

The Company is exposed to liquidity, market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.

The Company is also exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has further mitigated this risk through diversification of its operations. This diversification has primarily come through investments in joint ventures which are accounted for using the equity method. Revenues from these investments are not included in consolidated revenue.

c) Market risk

Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, the Company has used various risk management techniques. Such instruments may be used to establish a fixed price for a commodity, an interest bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

76	NORTH AMERICAN CONSTRUCTION GROUP

i) Foreign exchange risk

The Company regularly transacts in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the US Dollar for these short term transactions, if material.

ii) Interest rate risk

The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facility, varies as market interest rates change. At December 31, 2021, the Company held $110.0 million of floating rate debt pertaining to its Credit Facility (December 31, 2020 – $220.0 million). As at December 31, 2021, holding all other variables constant, a 100 basis point change to interest rates on the outstanding floating rate debt will result in $1.1 million corresponding change in annual interest expense.

The fair value of financial instruments with fixed interest rates fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.

The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt.

d) Credit risk

Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to credit risk through its accounts receivable and contract assets. Credit risk for trade and other accounts receivables and contract assets are managed through established credit monitoring activities.

The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2021	2020 Note 22

Customer A	38%	45%

Customer B	27%	30%

Customer C	17%	11%

Customer D	10%	10%

The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the table above and in the table below.

The following customers represented 10% or more of accounts receivable and contract assets:

	December 31, 2021	December 31, 2020

		Note 22

Customer 1	45%	39%

Customer 2	15%	20%

Customer 3	15%	16%

CONSOLIDATED FINANCIAL STATEMENTS	77

The Company’s exposure to credit risk for accounts receivable and contract assets is as follows:

	December 31, 2021	December 31, 2020

		Note 22

Trade accounts receivable	$51,774	$23,637

Holdbacks	380	64

Accrued trade receivables	12,266	8,415

Contract receivables, included in accounts receivable	$64,420	$32,116

Other receivables	4,367	4,115

Total accounts receivable	$68,787	$36,231

Contract assets	9,759	7,008

Total	$78,546	$43,239

Payment terms are per the negotiated customer contracts and generally range between net 15 days and net 60 days. As at December 31, 2021 and December 31, 2020, trade receivables and holdbacks are aged as follows:

	December 31, 2021	December 31, 2020

		Note 22

Not past due	$31,531	$21,677

Past due 1-30 days	19,209	1,814

Past due 31-60 days	1,250	85

More than 61 days	164	125

Total	$52,154	$23,701

As at December 31, 2021, the Company has recorded an allowance for credit losses of $nil (December 31, 2020 – $nil).

17. Shares

a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares

Issued and outstanding at December 31, 2019	27,502,912	(1,725,467)	25,777,445

Issued upon exercise of stock options	109,100	—	109,100

Issued upon conversion of convertible debentures	4,622,916	—	4,622,916

Retired through share purchase program	(1,223,097)	—	(1,223,097)

Purchase of treasury shares	—	(534,834)	(534,834)

Settlement of certain equity classified stock-based compensation	—	415,100	415,100

Issued and outstanding at December 31, 2020	31,011,831	(1,845,201)	29,166,630

Issued upon exercise of stock options	125,000	—	125,000

Retired through share purchase program	(1,113,903)	—	(1,113,903)

Purchase of treasury shares	—	(21,503)	(21,503)

Settlement of certain equity classified stock-based compensation	—	301,891	301,891

Issued and outstanding at December 31, 2021	30,022,928	(1,564,813)	28,458,115

Upon settlement of certain equity classified stock-based compensation during the year ended December 31, 2021, the Company withheld 274,359 shares for $5,134 to satisfy the recipient tax withholding requirements (year ended December 31, 2020 – 372,628 shares for $3,576).

78	NORTH AMERICAN CONSTRUCTION GROUP

b) Net income per share

Year ended December 31,	2021	2020

Net income	$51,408	$49,208

Interest from convertible debentures (after tax)	4,410	2,370

Diluted net income available to common shareholders	$55,818	$51,578

Weighted-average number of common shares	28,325,489	28,165,130

Weighted-average effect of dilutive securities

Dilutive effect of treasury shares	1,707,718	1,949,717

Dilutive effect of stock options	47,767	90,741

Dilutive effect of 5.00% convertible debentures	2,095,236	2,095,236

Dilutive effect of 5.50% convertible debentures	1,770,747	—

Weighted-average number of diluted common shares	33,946,957	32,300,824

Basic net income per share	$1.81	$1.75

Diluted net income per share	$1.64	$1.60

For the year ended December 31, 2021, all securities were dilutive (year ended December 31, 2020, all securities were dilutive).

On April 9, 2021, the Company commenced a normal course issuer bid (“NCIB”) under which a maximum number of 2,000,000 common shares were authorized to be purchased. During the year ended December 31, 2021, the Company purchased and subsequently cancelled 37,000 shares under this NCIB, which resulted in a decrease of common shares of $300 and an increase to additional paid-in capital of $213. This NCIB will be terminated no later than April 8, 2022.

During the year ended December 31, 2021, the Company completed the NCIB commenced on March 12, 2020 upon the purchases and cancellation of 1,076,903 common shares. The purchases resulted in a decrease to common shares of $8,679 and a decrease to additional paid-in capital of $7,327. This completed the NCIB with the maximum number of authorized common shares purchased.

c) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable

Q1 2020	February 18, 2020	$0.04	March 5, 2020	April 3, 2020	$1,023

Q2 2020	May 5, 2020	$0.04	May 29, 2020	July 3, 2020	$1,162

Q3 2020	July 28, 2020	$0.04	August 31, 2020	October 2, 2020	$1,156

Q4 2020	October 27, 2020	$0.04	November 30, 2020	January 8, 2021	$1,040

Q1 2021	February 16, 2021	$0.04	March 4, 2021	April 9, 2021	$1,123

Q2 2021	April 27, 2021	$0.04	May 28, 2021	July 9, 2021	$1,123

Q3 2021	July 27, 2021	$0.04	August 31, 2021	October 8, 2021	$1,137

Q4 2021	October 26, 2021	$0.04	November 30, 2021	January 7, 2022	$1,137

18. Interest expense, net

Year ended December 31,	2021	2020

		Note 22

Credit Facility	$6,559	$8,189

Convertible debentures	5,148	3,299

Finance lease obligations	2,260	3,176

Mortgages	1,350	999

Promissory notes	450	664

Financing obligations	1,562	1,265

Amortization of deferred financing costs	1,064	1,091

Other interest expense	701	154

Interest expense	$19,094	$18,837

Other interest income	(62)	(181)

	$19,032	$18,656

CONSOLIDATED FINANCIAL STATEMENTS	79

19. Stock-based compensation

Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended December 31,	Note	2021	2020

Restricted share unit plan	19(a)	$2,335	$1,991

Performance restricted share unit plan	19(b)	2,165	2,031

Deferred stock unit plan	19(c)	7,106	(2,078)

		$11,606	$1,944

a) Restricted share unit plan

Restricted Share Units (“RSU”) are granted each year to executives and other key employees with respect to services to be provided in that year and the following two years. The majority of RSUs vest at the end of a three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share

Outstanding at December 31, 2019	650,077	9.35

Granted	298,142	8.55

Vested	(269,484)	6.19

Forfeited	(37,264)	8.81

Outstanding at December 31, 2020	641,471	10.34

Granted	144,383	19.97

Vested	(220,116)	8.44

Forfeited	(12,327)	13.01

Outstanding at December 31, 2021	553,411	13.55

At December 31, 2021, there were approximately $4,339 of unrecognized compensation costs related to non-vested share-based payment arrangements under the RSU plan (December 31, 2020 – $3,290) and these costs are expected to be recognized over the weighted-average remaining contractual life of the RSUs of 1.4 years (December 31, 2020 – 1.6 years). During the year ended December 31, 2021, 220,116 units vested, which were settled with common shares purchased through a trust arrangement (December 31, 2020 – 269,484 units vested and settled).

b) Performance restricted share unit plan

Performance Restricted Share Units (“PSU”) are granted each year to senior management employees with respect to services to be provided in that year and the following two years. The PSUs vest at the end of a three-year term and are subject to performance criteria approved by the Human Resources and Compensation Committee at the grant date. The Company settles PSUs with common shares purchased through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share

Outstanding at December 31, 2019	481,907	8.85

Granted	211,754	8.55

Vested	(201,104)	8.51

Forfeited	—	—

Outstanding at December 31, 2020	492,557	8.86

Granted	112,079	20.04

Vested	(178,067)	8.24

Outstanding at December 31, 2021	426,569	12.06

At December 31, 2021, there were approximately $3,702 of total unrecognized compensation costs related to non-vested share-based payment arrangements under the PSU plan (December 31, 2020 – $3,405) and these costs are expected to be recognized over the weighted-average remaining contractual life of the PSUs of 1.5 years (December 31, 2020 – 1.6 years). During the year ended December 31, 2021, 178,067 units vested, which were settled with common shares purchased through a trust arrangement at a factor of 2.0 common shares per PSU based on performance against grant date criteria (December 31, 2020 – 201,104 units at a factor of 2.0 vested and settled).

80	NORTH AMERICAN CONSTRUCTION GROUP

The Company estimated the fair value of the PSUs granted during the years ended December 31, 2021 and 2020 using a Monte Carlo simulation with the following assumptions:

	2021	2020

Risk-free interest rate	0.65%	0.30%

Expected volatility	50.96%	48.71%

c) Director’s deferred stock unit plan

Prior to January 1, 2021, under the Company’s shareholding guidelines non-officer directors of the Company were required to receive at least 50% and up to 100% of their annual fixed remuneration in the form of DSUs, at their election. The shareholding guidelines were amended effective January 1, 2021 to require directors to take at least 60% of their annual fixed remuneration in the form of DSUs if they do not meet shareholding guidelines, and to take between 0% and 100% of their annual fixed remuneration in the form of DSUs if they do meet shareholding guidelines. In addition to directors, eligible executives can elect to receive up to 50% of their annual short term incentive plan compensation in the form of DSUs.

The DSUs vest immediately upon issuance and are only redeemable upon departure, retirement or death of the participant. DSU holders that are not US taxpayers may elect to defer the redemption date until a date no later than December 1 of the calendar year following the year in which the departure, retirement or death occurred.

Number of units

Outstanding at December 31, 2019	901,045

Granted	114,020

Redeemed	(9,562)

Outstanding at December 31, 2020	1,005,503

Granted	66,265

Redeemed	(139,124)

Outstanding at December 31, 2021	932,644

At December 31, 2021, the fair market value of these units was $18.78 per unit (December 31, 2020 – $12.42 per unit). At December 31, 2021, the current portion of DSU liabilities of $nil was included in accrued liabilities (December 31, 2020 – $1,728) and the long-term portion of DSU liabilities of $17,515 was included in other long-term obligations (December 31, 2020 – $10,761) in the Consolidated Balance Sheets. During the year ended December 31, 2021, there were 139,124 units redeemed and settled in cash for $2,300 (December 31, 2020 – 9,562 units were redeemed and settled in cash for $103). There is no unrecognized compensation expense related to the DSUs since these awards vest immediately upon issuance.

d) Share option plan

Effective November 17, 2021, the Company terminated 2004 Amended and Restated Share Option Plan, which became effective in 2006. Under this plan, directors, officers, employees and certain service providers to the Company were eligible to receive stock options to acquire voting common shares in the Company. Each stock option provided the right to acquire one common share in the Company and expired ten years from the grant date or on termination of employment. There were no issued or outstanding options as at the date of termination.

	Number of options	Weighted-average exercise price $ per share

Outstanding at December 31, 2019	238,600	4.61

Exercised(i)	(109,100)	4.91

Forfeited or expired	(4,500)	10.13

Outstanding at December 31, 2020	125,000	4.16

Exercised(i)	(125,000)	4.16

Outstanding at December 31, 2021	—	—

(i)	All stock options exercised resulted in new common shares being issued (note 17(a)).

CONSOLIDATED FINANCIAL STATEMENTS	81

Cash received from options exercised for the year ended December 31, 2021 was $519 (2020 – $537). For the year ended December 31, 2021, the total intrinsic value of options exercised, calculated as the market value at the exercise date less exercise price, multiplied by the number of units exercised, was $1,909 (December 31, 2020 – $535).

At December 31, 2021, the Company had no outstanding exercisable options (December 31, 2020 – 125,000). At December 31, 2020, the weighted-average remaining contractual life of outstanding options was 1.9 years and the weighted-average exercise price was $4.16.

20. Other information

a) Supplemental cash flow information

Year ended December 31,	2021	2020 Note 22

Cash paid during the year for:

Interest	$17,028	$18,518

Cash received during the year for:

Interest	69	151

Non-cash transactions:

Addition of property, plant and equipment by means of finance leases	19,198	27,882

Decrease to property, plant and equipment upon investment contribution to affiliates and joint ventures	(362)	(980)

Increase in assets held for sale, offset by property, plant and equipment	9,281	6,903

Non-cash working capital exclusions:

Net decrease in accounts receivable relating to other adjustments to investments in affiliates and joint ventures	—	(911)

Net increase in inventory due to transfer from property, plant and equipment	437	—

Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	223	294

Net decrease (increase) in accrued liabilities related to the current portion of deferred stock unit liability	1,725	(1,727)

Net decrease (increase) in accrued liabilities related to dividend payable	33	(137)

Non-cash working capital transactions related to acquisition of DGI: (note 12)

Increase in accounts receivable	1,910	—

Increase in inventory	13,713	—

Increase in prepaid expenses	971	—

Increase in accounts payable	(3,591)	—

Increase in accrued liabilities	(2,307)	—

b) Net change in non-cash working capital

The table below represents the cash (used in) provided by non-cash working capital:

Year ended December 31,	2021	2020 Note 22

Operating activities:

Accounts receivable	$(30,646)	$29,162

Contract assets	(2,751)	12,086

Inventories	(11,243)	2,476

Contract costs	(704)	(593)

Prepaid expenses and deposits	(735)	(953)

Accounts payable	31,232	(47,398)

Accrued liabilities	13,681	338

Contract liabilities	1,837	1,489

	$671	$(3,393)

21. Contingencies

During the normal course of the Company’s operations, various disputes, legal and tax matters are pending. In the opinion of management involving the use of significant judgement and estimates, these matters will not have a material effect on the Company’s consolidated financial statements.

82	NORTH AMERICAN CONSTRUCTION GROUP

22. Change in significant accounting policy – Basis of presentation

The following tables summarize the effect of the change in accounting policy which updated the consolidation method of DNSS and MNALP from proportionate to equity method (note 2 (a)(i)).

Consolidated Balance Sheets at December 31, 2021 and 2020:

	December 31, 2021			December 31, 2020

(in thousands)	Without change	Adjustments	As reported	As originally reported	Adjustments	As reported

Assets

Current assets	156,963	(9,784)	147,179	119,958	(681)	119,277

Non-current assets	727,175	(5,076)	722,099	718,970	816	719,786

Total assets	$884,138	$(14,860)	$869,278	$838,928	$135	$839,063

Liabilities and shareholders’ equity

Current liabilities	168,635	(7,601)	161,034	109,198	286	109,484

Non-current liabilities	437,040	(7,259)	429,781	481,287	(151)	481,136

	605,675	(14,860)	590,815	590,485	135	590,620

Shareholders’ equity	278,463	—	278,463	248,443	—	248,443

Total liabilities and shareholders’ equity	$884,138	$(14,860)	$869,278	$838,928	$135	$839,063

Consolidated Statements of Operations and Comprehensive Income for December 31, 2021 and 2020:

	December 31, 2021			December 31, 2020

(in thousands)	Without change	Adjustments	As reported	As originally reported	Adjustments	As reported

Revenue	$658,122	$(3,979)	$654,143	$500,374	$(1,906)	$498,468

Gross profit	93,927	(3,510)	90,417	94,382	(2,164)	92,218

Operating income	58,523	(3,395)	55,128	68,945	(1,823)	67,122

Equity earnings in affiliates and joint ventures	(18,475)	(3,385)	(21,860)	(5,942)	(1,798)	(7,740)

Income before income taxes	60,693	—	60,693	60,472	—	60,472

Net income	51,408	—	51,408	49,208	—	49,208

Comprehensive income	$51,410	$—	$51,410	$49,208	$—	$49,208

Consolidated Statements of Cash Flows for December 31, 2021 and 2020:

	December 31, 2021			December 30, 2020

(in thousands)	Without change	Adjustments	As reported	As originally reported	Adjustments	As reported

Operating activities	168,893	(3,713)	165,180	147,272	(722)	146,550

Investing activities	(100,604)	1,335	(99,269)	(113,573)	746	(112,827)

Financing activities	(92,547)	(212)	(92,759)	4,672	(156)	4,516

Decrease in cash	(24,258)	(2,590)	(26,848)	38,371	(132)	38,239

Effect of exchange rate on changes in cash and cash equivalents	2	—	2		—	—

Cash, beginning of period	43,915	(468)	43,447	5,544	(336)	5,208

Cash, end of period	$19,659	$(3,058)	$16,601	$43,915	$(468)	$43,447

CONSOLIDATED FINANCIAL STATEMENTS	83

Corporate Information
Corporate Headquarters 27287-100 Avenue Acheson, Alberta T7X 6H8 Phone: 780.960.7171 Fax: 780.969.5599
Auditors KPMG LLP Edmonton, Alberta
Investor Information
Investor Relations Jason Veenstra Phone: 780.960.7171 Fax: 780.969.5599 Email: IR@nacg.ca Web: www.nacg.ca
Solicitors Bracewell & Giuliani LLP Houston, Texas Fasken Martineau DuMoulin LLP Toronto, Ontario
Exchange Listings Toronto Stock Exchange New York Stock Exchange Ticker Symbol: NOA
Transfer Agent Computershare Investor Services Inc. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Annual General Meeting
The Annual General Meeting of North American Construction Group Ltd. will be held:
Wednesday, May 4, 2022 3:00 PM
North American Construction Group 27287-100 Avenue
Acheson, Alberta

Everyone Gets Home Safe
NORTH AMERICAN CONSTRUCTION GROUP
www.nacg.ca